FMR LLC
Mail: 82 Devonshire Street, V6D, Boston, MA 02109-3614
Office: 245 Summer Street, V6D, Boston, MA 02110

January 9, 2009

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20543

Re: Fidelity Investments Mutual Funds Rule 17g Compliance Filing
Fidelity Bond Coverage Period: August 1, 2008 – June 30, 2009

To Whom it May Concern,

We submit the following excess bond policies on behalf of Fidelity Investments Mutual Funds:

London/ACE, Pembroke, Novae, QBE, Imagine Policy No: FD0806460 and FDO0806461
Participation: $40M part of $70M x $150M

ICI Mutual Insurance Company Policy No: 87153208B and 871531108B
Participation: $15M part of $70M x $150M

XL Specialty Insurance Co. Policy No: ELU106279-08 and ELU106279-08
Participation: $10M part of $70M x $150M

St. Paul Fire & Marine Insurance Company Policy: 490PB1987
Participation: $5M part of $70M x $150M

Chubb Federal Insurance Co Policy No: 82179281
Participation: $5M part of $70M x $150M

The lead bond insurance policy, statement confirming payment of premiums, resolution of a majority of independent trustees approving coverage, joint insured bond statement and the Fidelity Bond Insurance Recovery Agreement have been submitted previously and are incorporated by reference to Accession Number is 0000880195-08-000274.

Ann Barry
Director
FMR LLC
Enc.

Fidelity INVESTMENTS

Policy Number: FD0806460

COPY

AON

Contract Document

FIDELITY EQUITY AND HIGH INCOME FUNDS

1 August 2008 to 1 July 2009



London
[illegible]

This Contract Document has been signed For and on behalf of Aon Limited on the date specified herein by:

Account Executive	*Executive Director / Authorised Signatory*
AON GLOBAL	*AON GLOBAL*
AON LIMITED	*AON LIMITED*
Dated in London:	*Dated in London:* [illegible]

Policy Number: FD0806460

AON

Introduction

Confirmation of Order:

We thank you for your firm order in respect of the coverage outlined below, which we have bound with Underwriters. Would you please check this document in every detail and advise us immediately if the coverage provided does not conform with your instructions.

Our commitment to Service Quality:

As part of our commitment to continual improvement we welcome any comments you may have on the service provided. Please contact Aon Global Service Quality team on ***APRQM@aon.co.uk***.

Policy Number: FD0806460

AON

Important Notices

Aon Professional Risks Lines Clause

This Contract Document shall indemnify the Assured for the risks and liabilities stated in the wording attached, which is hereby incorporated in and forms part of this Contract Document.

This Contract Document being for 100%, Underwriters hereon accept their pro rata proportion of:

(i) any loss, whether total or partial;

(ii) associated expenses, if any, and

(iii) the premium;

all as more fully specified in the wording attached hereto which is hereby incorporated in and forms part of this Contract Document.

The percentages signed in the Table are percentages of 100% of the amount(s) of insurance stated herein.

Premium Payment Warranty Notice:

Your attention is drawn to the terms of the Premium Payment Warranty and/or Prompt Payment Discount contained under **Payment Terms** within the schedule.

Policy Number: FD0806460

Schedule

Unique Market Reference	B0823FD0806460
Type	Excess Funds Institutions Bond Coverage
Name of Assured	Fidelity Equity and High Income Funds
Principal Address	82 Devonshire Street Mailstop V6D, Boston Massachusetts 02109 United States of America
Interest	Excess Funds Financial Institutions Bond Coverage
Period of Insurance	From: 1 August 2008 To: 1 July 2009 Both days at 12.01 a.m. local standard time at the principal address of the Assured.
Policy Limits	USD40,000,000 any one loss and in the aggregate for the period Part of: USD70,000,000 any loss and in the aggregate for the period Excess of: USD150,000,000 any one loss and in the aggregate for the period Which in turn is excess of various deductibles as detailed more fully in the underlying Primary Policy number
Interest	Excess Funds Financial Institutions Bond Coverage
Loss to be notified to	Underwriters via Aon Limited, 8 Devonshire Square, London, EC2M 4PL.
Person(s) nominated to accept Service of Process	Mendes & Mount
Claims Payable	USD
Situation	Worldwide
Conditions	Aon Short Excess Form to follow all other terms and conditions except as specifically amended herin as and to follow the underlying Primary Policy issued by the American International Specialty Lines Insurance Company
Supplemental Clauses	War And Terrorism Exclusion - NMA2918 Special Cancellation Clause

	Service of Suit Clause (U.S.A.)
	Premium Payment Warranty - (ab initio) amended to 60 days - LSW585 (amended)
	Automatic Coverage
	U.S. Terrorism Risk Insurance Act 2002 as amended New & Renewal Business Endorsement
Choice of Law and Jurisdiction	Any dispute concerning the interpretation of the terms, conditions, limitations and/or exclusions contained in this policy is understood and agreed by both the (re)insured and the (re)insurers to be subject to the law of the State of Massachusetts, United States of America. Each party agrees to submit to the jurisdiction of any court of competent jurisdiction within United States of America subject to comply with all requirements necessary to give such court jurisdiction.
Premium	
Payment Terms	60 days
Taxes payable by (Re)Insured and administered by Insurers	None
Recording, Transmitting and Storing Information	Aon Limited may retain risk and claim data / information / documents electronically, and where this is done these documents shall be regarded with the same legal effect as the original documents.

Policy Number: FD0806460

AON

A.W.G.S. EXCESS WORDING (amended)

(COSTS INCLUSIVE)

To indemnify the Assured for

(i) Loss or Losses (as fully defined in the Underlying Policy(ies) sustained by the Assured, or

(ii) Claim or Claims (as more fully defined in the Underlying Policy(ies)) first made against the Assured during the Policy Period hereon, or

(iii) legal costs and expenses incurred in the defence or settlement of such Loss or Losses,

during the period of insurance hereon up to this Policy's amount of liability (as specified in the Schedule) in the Schedule, in excess of the Underlying Policy/ies limits (as specified in the Schedule) in the aggregate, the latter amount being the subject of Indemnity Policy/ies (as specified in the Schedule) or any Policy/ies issued in substitution or renewal thereof for the same amount effected by the Assured and hereinafter referred to as "the Underlying Policy/ies".

1. Liability to pay under this Policy shall not attach unless and until the Underwriters of the Underlying Policy/ies and/or the Assureds shall have paid and/or Underwriters or the Assured have admitted liability or have been held liable to pay, the full amount of their indemnity inclusive of costs and expenses.

2. Subject to paragraph one above, it is a condition of this Policy that the Underlying Policy/ies shall be maintained in full effect during the currency of this Policy except for any reduction or exhaustion of the aggregate limits contained therein solely by payment of claims or of legal costs and expenses incurred in defence or settlement of such claims.

3. If by reason of the payment of any Claim or Claims or legal costs and expenses by the Underwriters of the Underlying Policy/ies and/or the Assureds during the Policy Period hereon, the amount of indemnity provided by such Underlying Policy/ies is:-

    (a) Partially reduced, then this Policy shall apply in excess of the reduced amount of the Underlying Policy/ies for the remainder of the Policy Period hereon;

    (b) Totally exhausted, then this Policy shall continue in force as Underlying Policy until expiry hereof.

4. In the event of a loss or claim arising to which the Underwriters hereon may be liable to contribute, no costs shall be incurred on their behalf without their consent being first obtained (such consent not to be unreasonably withheld). No settlement of a loss or claim shall be effected by the Assured for such a sum as will involve this Policy without the consent of Underwriters hereon.

5. All recoveries or payments recovered or received subsequent to a loss settlement under this Policy shall be applied as if recovered or received prior to such settlement and all necessary adjustments shall then be made between the Assured and the Underwriters provided always that nothing in this Policy shall be construed to mean that loss settlements under this Policy are not payable until the Assured's ultimate net loss has been finally ascertained.

6. Except as otherwise provided herein this Policy is subject to the same terms, exclusions, conditions and definitions as the Underlying Policy(ies). No amendment to the Underlying Policy(ies) during the period of this Policy shall be effective in extending the scope of this Policy until agreed in writing by the Underwriters.

Policy Number: FD0806460

AON

The following clause(s) attach to and form part of the contract.

WAR AND TERRORISM EXCLUSION ENDORSEMENT

Notwithstanding any provision to the contrary within this insurance or any endorsement thereto it is agreed that this insurance excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any of the following regardless of any other cause or event contributing concurrently or in any other sequence to the loss;

1. war, invasion, acts of foreign enemies, hostilities or warlike operations (whether war be declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportions of or amounting to an uprising, military or usurped power; or

2. any act of terrorism.

   For the purpose of this endorsement an act of terrorism means an act, including but not limited to the use of force or violence and/or the threat thereof, of any person or group(s) of persons, whether acting alone or on behalf of or in connection with any organisation(s) or government(s), committed for political, religious, ideological or similar purposes including the intention to influence any government and/or to put the public, or any section of the public, in fear.

This endorsement also excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any action taken in controlling, preventing, suppressing or in any way relating to 1 and/or 2 above.

If the Insurers allege that by reason of this exclusion, any loss, damage, cost or expense is not covered by this insurance the burden of proving the contrary shall be upon the Insured.

In the event any portion of this endorsement is found to be invalid or unenforceable, the remainder shall remain in full force and effect.

08/10/01
NMA2918

Policy Number: FD0806460

SPECIAL CANCELLATION CLAUSE

In the event that an Underwriter:

(a) ceases underwriting (wholly or in part) or formally announces its intention to do so; or

(b) is the subject of an order or resolution for winding up or formally proposes a scheme of arrangement; or

(c) has its authority to carry on insurance business withdrawn; or

the Assured may terminate that Underwriter's participation on this risk forthwith by giving notice and the premium payable to that Underwriter shall be pro rata to the time on risk, subject to full release of liability from the Assured.

All other terms, conditions and limitations remain unaltered.

Policy Number: FD0806460

AON

SERVICE OF SUIT CLAUSE (U.S.A.)

It is agreed that in the event of the failure of the Underwriters hereon to pay any amount claimed to be due hereunder, the Underwriters hereon at the request of the Insured (or Reinsured), will submit to the jurisdiction of a Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver of Underwriters' rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another court as permitted by the laws of the United States or of any State in the United States.

It is further agreed that service of process in such suit may be made upon Mendes & Mount, 750 Seventh Avenue, New York, New York 10019-6829, and that in any suit instituted against any one of them upon this contract, Underwriters will abide by the final decision of such Court or of any Appellate Court in the event of an appeal.

The above referred to Service of Process Nominee is authorised and directed to accept service of process on behalf of Underwriters in any such suit and/or upon the request of the Insured (or Reinsured), to give a written undertaking to the Insured (or Reinsured), that they will enter a general appearance upon Underwriters' behalf in the event such a suit shall be instituted.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefor, Underwriters hereon hereby designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Insured (or Reinsured), or any beneficiary hereunder arising out of this contract of insurance (or reinsurance), and hereby designate the above-named as the person to whom the said officer is authorised to mail such process or a true copy thereof.

24/4/86
269EA/NMA1998

It is agreed that this insurance is governed by the laws of the State of Massachusetts.

All other terms and conditions remain unchanged.

PREMIUM PAYMENT WARRANTY
(amended to 60 days)

IT IS WARRANTED that all Premiums due to the Underwriters under this Policy are paid within 60 days from Inception.

Non-receipt by Underwriters of such premiums by Midnight on the Premium Due date shall render this Insurance Policy void with effect from Inception.

LSW 585

207CR

Policy Number: FD0806460

AON

AUTOMATIC COVERAGE

It is agreed that if the Insured shall, while this bond is in force, establish any new funds other than by consolidation or merger with, purchase or acquisition of assets or liabilities of, another institution, such funds shall be automatically covered hereunder from the date of such establishment without the payment of additional premium for the remainder of the premium period.

Policy Number: FD0806460

AON

U.S. TERRORISM RISK INSURANCE ACT OF 2002 AS AMENDED NEW & RENEWAL BUSINESS ENDORSEMENT

This Endorsement is issued in accordance with the terms and conditions of the "U.S. Terrorism Risk Insurance Act of 2002" as amended as summarized in the disclosure notice.

It is hereby noted and agreed with effect from inception that the Terrorism exclusion to which this Insurance is subject, shall not apply to any "insured loss" directly resulting from any "act of terrorism" as defined in the "U.S. Terrorism Risk Insurance Act of 2002", as amended ("TRIA").

The coverage afforded by this Endorsement is only in respect of any "insured loss" of the type insured by this Insurance directly resulting from an "act of terrorism" as defined in TRIA. The coverage provided by this Endorsement shall expire at 12:00 midnight December 31, 2014, the date on which the TRIA Program is scheduled to terminate, or the expiry date of the policy whichever occurs first, and shall not cover any losses or events which arise after the earlier of these dates. The Terrorism exclusion, to which this Insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of "act of terrorism".

This Endorsement only affects the Terrorism exclusion to which this Insurance is subject. All other terms, conditions, insured coverage and exclusions of this Insurance including applicable limits and deductibles remain unchanged and apply in full force and effect to the coverage provided by this Insurance.

Furthermore the Underwriter(s) will not be liable for any amounts for which they are not responsible under the terms of TRIA (including subsequent action of Congress pursuant to the Act) due to the application of any clause which results in a cap on the Underwriter's liability for payment for terrorism losses.

In consideration of the foregoing, Underwriters have allocated an amount of USD   ti: the coverage afforded by this Endorsement. Such amount being in addition to the overall premium charged for this Policy.

LMA 5091

Policy Number: FD0806460

Signing Schedule

INSURER'S LIABILITY:

LMA3333

(Re)insurer's liability several not joint

The liability of a (re)insurer under this contract is several and not joint with other (re)insurers party to this contract. A (re)insurer is liable only for the proportion of liability it has underwritten. A (re)insurer is not jointly liable for the proportion of liability underwritten by any other (re)insurer. Nor is a (re)insurer otherwise responsible for any liability of any other (re)insurer that may underwrite this contract.

The proportion of liability under this contract underwritten by a (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp. This is subject always to the provision concerning "signing" below.

In the case of a Lloyd's syndicate, each member of the syndicate (rather than the syndicate itself) is a (re)insurer. Each member has underwritten a proportion of the total shown for the syndicate (that total itself being the total of the proportions underwritten by all the members of the syndicate taken together). The liability of each member of the syndicate is several and not joint with other members. A member is liable only for that member's proportion. A member is not jointly liable for any other member's proportion. Nor is any member otherwise responsible for any liability of any other (re)insurer that may underwrite this contract. The business address of each member is Lloyd's, One Lime Street, London EC3M 7HA. The identity of each member of a Lloyd's syndicate and their respective proportion may be obtained by writing to Market Services, Lloyd's, at the above address.

Proportion of liability

Unless there is "signing" (see below), the proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp and is referred to as its "written line".

Where this contract permits, written lines, or certain written lines, may be adjusted ("signed"). In that case a schedule is to be appended to this contract to show the definitive proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together). A definitive proportion (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of a Lloyd's syndicate taken together) is referred to as a "signed line". The signed lines shown in the schedule will prevail over the written lines unless a proven error in calculation has occurred.

Although reference is made at various points in this clause to "this contract" in the singular, where the circumstances so require this should be read as a reference to contracts in the plural.

ORDER HEREON: 100% of 100%

SIGNING PROVISIONS:

Where the written lines hereon exceed 100% of the order, any lines written "to stand" are allocated in full and all other lines are signed down in equal proportions so that the aggregate signed lines are equal to 100% of the order without further agreement of any of the insurers.

However:

a) in the event that the placement of the order is not completed by the commencement date of the period of insurance then all lines written by that date are signed in full;

b) the signed lines resulting from the application of the above provisions can be varied, before or after the commencement date of the period of insurance, by the documented agreement of the insured and all insurers whose lines are to be varied. The variation to the contracts will take effect only when all such insurers have agreed, with the resulting variation in signed lines commencing from the date set out in that agreement.

Placed With:

100.0000% CERTAIN UNDERWRITERS AT LLOYD'S
(as per schedule)

100.0000% Order Hereon

Schedule of Lloyd's Underwriters
OFFICE ADDRESS: LLOYD'S OF LONDON, ONE LIME STREET, LONDON, EC3M 7HA, UNITED KINGDOM

Share	Pseudonym	Syndicate No
12.5000%	AGM Head Office Address: Ace Underwriting Agencies Ltd, 100, Leadenhall Street, London, EC3A 3BP	2488
20.6250%	SJC	2003
2.5000%	PEM	4000
12.5000%	QBE	1886
9.3750%	DRE	1400
12.5000%	NVA	2007
5.0000%	NVA	2007
12.5000%	AUL	1274
12.5000%	PWH	0382
100.0000% Order Hereon		

Duty to disclose Material Information:

Material Information is information that would influence an insurer in deciding whether a risk is acceptable and, if so, the premium, terms and conditions to be applied. Failure to disclose such information could result in the policy being rendered void so that ***claims would not be paid***.

The duty of disclosure is re-imposed when there are changes or variations in cover and when the policy is renewed or extended. In addition, changes which substantially increase the risk, or relate to compliance with a warranty or condition in the policy must be notified at once.

To ensure that cover is not prejudiced, please refer to Aon if there is any doubt as to what information needs to be disclosed.

This document has been prepared by Aon Ltd in its capacity as the broker who placed this contract. Aon Ltd is not an insurer or reinsurer of this contract.

ICI MUTUAL INSURANCE COMPANY

P.O. Box 730
Burlington, Vermont 05402-0730

INVESTMENT COMPANY BLANKET BOND
(EXCESS)

ICI MUTUAL INSURANCE COMPANY

P.O. Box 730
Burlington, Vermont 05402-0730

DECLARATIONS

Item 1. Name of Insured (the "Insured")
Fidelity Equity and High Income Funds
(as defined in the Primary Bond)

Bond Number
87153208B

Principal Address: c/o FMR Corporation
82 Devonshire Street, Mailstop V11D
Boston, MA 02109

Item 2. Bond Period: from 12:01 a.m. on August 1, 2008 to 12:01 a.m. on July 1, 2009, or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability--

	LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT[1]
Section III.A--FIDELITY	$15,000,000 (part of $70,000,000)	$150,000,000
Section III.B--ON PREMISES	$15,000,000 (part of $70,000,000)	$150,000,000
Section III.C--INTRANSIT	$15,000,000 (part of $70,000,000)	$150,000,000
Section III.D--FORGERY OR ALTERATION	$15,000,000 (part of $70,000,000)	$150,000,000
Section III.E--SECURITIES	$15,000,000 (part of $70,000,000)	$150,000,000
Section III.F--COUNTERFEIT CURRENCY	$15,000,000 (part of $70,000,000)	$150,000,000
Section III.G--UNCOLLECTIBLE ITEMS OF DEPOSIT	$15,000,000 (part of $70,000,000)	$150,000,000
Section III.H--AUDIT EXPENSE	$15,000,000 (part of $70,000,000)	$150,000,000
Section III.I--COMPUTER SYSTEMS	$15,000,000 (part of $70,000,000)	$150,000,000
Section III.J--CUSTOMER VOICE INITIATED TRANSFERS	$15,000,000 (part of $70,000,000)	$150,000,000

[1] Plus the applicable deductible of the Primary Bond

Item 4. PRIMARY BOND—American International Specialty Lines Insurance Company = 00-641-20-54

Item 5. The liability of ICI Mutual Insurance Company (the "Underwriter") is subject to the terms of the following Rider attached hereto:

Rider: 1

and of all Riders applicable to this Bond issued during the Bond Period.

By: S. Catherine Dalton
Authorized Representative

ICI Mutual Insurance Company ("Underwriter"), in consideration of the required premium, and in reliance on the application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations of this bond, agrees to indemnify the Insured for loss, discovered during the Bond Period, which would otherwise have been paid under the **Primary Bond** but for the fact that the loss exceeds the limit of liability of such Primary Bond. Coverage under this bond shall follow the terms and conditions of the **Primary Bond,** except with respect to:

a. Any coverage exceptions specified by riders attached to this bond;

b. The deductible amounts and limits of liability as stated in ITEM 3. of the Declarations and;

c. The General Agreements, Provisions, Conditions and Limitations set forth herein.

GENERAL AGREEMENTS

A. CHANGE OR MODIFICATION OF PRIMARY BOND

If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the Underwriter as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the Underwriter may request. There shall be no coverage under this bond for any loss arising from or in any way related to such change or modification until such time as the Underwriter is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

B. LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured (except that if the Insured includes such other loss in the Insured's proof of loss, the Underwriter shall consider its liability therefor.) As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit or to recover court costs or attorneys' fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, P.O. Box 730, Burlington, Vermont 05402-0730.

PROVISIONS, CONDITIONS AND LIMITATIONS

SECTION 1. DEFINITIONS

a. **Deductible Amount** means the amount stated in ITEM 3. of the Declarations, applicable to each Single Loss. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any **Underlying Bond(s)**, including the insolvency or dissolution of any Insurer providing coverage under any **Underlying Bond(s)**.

b. **Primary Bond** means the bond scheduled in ITEM 5. of the Declarations or any bond that may replace or substitute for such bond.

c. **Single Loss** means:
   (1) all loss resulting from any one actual or attempted theft committed by one person, or
   (2) all loss caused by any one act (other than a theft or a dishonest or fraudulent act) committed by one person, or
   (3) all loss caused by dishonest or fraudulent acts committed by one person, or
   (4) all expenses incurred with respect to any one audit or examination, or
   (5) all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

d. **Underlying Bond** means the **Primary Bond** and all other insurance coverage referred to in ITEM 4. Of the Declarations.

SECTION 2. SINGLE LOSS LIMIT OF LIABILITY

The Underwriter's liability for each **Single Loss** shall not exceed the Limit of Liability as stated in ITEM 3. of the Declarations.

SECTION 3. DISCOVERY

For all purposes under this bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1) becomes aware of facts, or

(2) receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which would cause a reasonable person to assume that loss covered by this bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 4. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this bond may have against another named Insured under this bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this bond shall not bind the Underwriter without the Underwriter's written consent.

SECTION 5. COOPERATION OF INSURED

At the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall:

a. submit to examination by the Underwriter and subscribe to the same under oath, and

b. produce for the Underwriter's examination all pertinent records, and

c. cooperate with the Underwriter in all matters pertaining to the loss.

The Insured shall execute all papers and render assistance to secure for the Underwriter the rights and causes of action provided for under this bond. The Insured shall do nothing after loss to prejudice such rights or causes of action.

SECTION 6. TERMINATION

The Underwriter may terminate this bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this bond is terminated as to any investment company registered under the Investment Company Act of 1940, to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this bond as to any investment company registered under the Investment Company Act of 1940, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides

written notice of the termination to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This bond will terminate as to any Insured entity that is not an investment company registered under the Investment Company Act of 1940 immediately and without notice upon (1) the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter's standard short rate cancellation tables if this bond is terminated by the Insured or pro rata if this bond is terminated by the Underwriter.

Upon the detection by any Insured that an employee (as defined in the **Primary Bond**) has committed any dishonest or fraudulent act(s) or theft, the Insured shall immediately remove such employee from a position that may enable such employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent act(s) or theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected dishonest or fraudulent act(s) or theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such employee, becomes aware that the employee has committed any dishonest or fraudulent act(s) or theft.

This bond shall terminate as to any employee (as defined in the **Primary Bond**) by written notice from the Underwriter to each Insured and, if such employee is an employee of an Insured investment company registered under the Investment Company Act of 1940, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 7. CONFORMITY

If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

SECTION 8. CHANGE OR MODIFICATION

This bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter's authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A. Fidelity (or the equivalent insuring agreement) of the Primary Bond in a manner which adversely affects the rights of an Insured investment company registered under the Investment Company Act of 1940 shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured investment company registered under the Investment Company Act of 1940 affected thereby.

SECTION 9. DEDUCTIBLE AMOUNT; LIMIT OF LIABILITY

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from the **Primary Bond** or from any other bond, suretyship or insurance policy), shall exceed the applicable **Deductible Amount**; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and other agreements, provisions, conditions and limitations of this bond.

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable **Deductible Amount** and the other agreements, provisions, conditions and limitations of this bond.

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

(EXCESS BOND)

RIDER NO. 1

INSURED		BOND NUMBER
Fidelity Equity and High Income Funds		**87153208B**
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
August 1, 2008	**August 1, 2008 to July 1, 2009**	

Most property and casualty insurers, including ICI Mutual Insurance Company ("ICI Mutual"), are subject to the requirements of the Terrorism Risk Insurance Act of 2002 (the "Act"). The Act establishes a Federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future **"insured losses"** resulting from certified **"acts of terrorism."** (Each of these **bolded terms** is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified **"acts of terrorism"** will be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government will reimburse ICI Mutual for 90% of ICI Mutual's **"insured losses"** in excess of a statutorily established deductible until total insured losses of all participating insurers reach $100 billion. If total "insured losses" of all property and casualty insurers reach $100 billion during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this bond may be reduced as a result.

Coverage under this bond remains subject to all applicable terms, conditions and limitations of the bond (including exclusions) that are permissible under the Act. The portion of the premium that is attributable to any coverage potentially available under the bond for **"acts of terrorism"** is one percent (1%).

Policy Number: ELU106290-08
Renewal of Number N/A

☐ Greenwich Insurance Company
☒ XL Specialty Insurance Company
Members of the XL America Companies

Executive Offices
70 Seaview Avenue
Stamford, CT 06902-6040
Telephone 877-953-2636

EXCESS POLICY DECLARATIONS

THIS IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY ONLY APPLIES TO CLAIMS FIRST MADE DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY THE PAYMENT OF DEFENSE EXPENSES. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY INSURED. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

Item 1. Name and Mailing Address of Insured Entity:

Fidelity Equity and High Income Funds
82 Devonshire Street
Mail Zone V6D
Boston, MA 02109

Item 2. Policy Period: From: August 01, 2008 **To:** July 01, 2009

At 12:01 A.M. Standard Time at your Mailing Address Shown Above

Item 3. Limit of Liability:

$10,000,000 part of
$70,000,000 Aggregate each **Policy Period** (including Defense **Expenses**)

Item 4. Schedule of Underlying Insurance:

		Insurer	Policy No	Limit of Liability
(a)	Primary Policy	American International Specialty Lines Insurance Company	682-03-33	$15,000,000
(b)	Underlying Excess Policy	ACE American Insurance Company	DOX G23656280 001	$15,000,000
		Lloyd's of London	FD806446	$10,000,000
		Endurance Specialty Insurance Ltd.	P001217006	$15,000,000
		Federal Insurance Company	8210-5061	$10,000,000
		St. Paul Mercury Insurance Company	590CM3424	$15,000,000
		Continental Casualty Company	287273571	$10,000,000
		Axis Insurance Company	MNN 741646/01/2008	$10,000,000
		AIG Excess Liability Insurance International Limited	0996664	$5,5000,000 part of $50,000,000
		Catlin Specialty Insurance Company	XSP-92188-0808	$5,000,000 part of $50,000,000
		Houston Casualty Company	24-MG-08-A9259	$7,500,000 part of $50,000,000
		Lloyd's of London	FD0806456	$12,000,000 part of $50,000,000
		National Casualty Company	XMO 0800022	$10,000,000 part of $50,000,000

EXCESS POLICY DECLARATIONS

Twin City Fire Insurance Company	00 DC 0252127-08	$10,000,000 part of $50,000,000

Item 5. **Notices required to be given to the Insurer must be addressed to:**

Executive Liability Underwriters
One Constitution Plaza, 16th Floor
Hartford, CT 06103
Toll Free Telephone: 877-953-2636

Item 6. **Premium:**

Taxes, Surcharges or Fees:

Total Policy Premium:

Item 7. **Policy Forms and Endorsements Attached at Issuance:**

EX 71 01 09 99 EX 82 01 07 07 XL 80 24 03 03 EX 80 107 10 03 EX 80 75 09 02

Countersigned: ______________________ By: ______________________
Date Authorized Representative

THESE **DECLARATIONS** AND THE POLICY, WITH THE ENDORSEMENTS, ATTACHMENTS, AND THE **APPLICATION** SHALL CONSTITUTE THE ENTIRE AGREEMENT BETWEEN THE INSURER AND THE **INSURED** RELATING TO THIS INSURANCE

In Witness Whereof, the Insurer has caused this Policy to be executed by its authorized officers, but this Policy will not be valid unless countersigned on the Declarations page, if required by law, by a duly authorized representative of the Insurer.

Nicholas M. Brown, Jr.
President

Theresa M. Morgan
Secretary

Greenwich Insurance Company

Nicholas M. Brown, Jr.
President

Theresa M. Morgan
Secretary

XL Specialty Insurance Company

POLICYHOLDER DISCLOSURE

NOTICE OF TERRORISM INSURANCE COVERAGE

Coverage for acts of terrorism is already included in your current policy. You are hereby notified that under the Terrorism Risk Insurance Program Reauthorization Extension Act of 2007, the definition of "act of terrorism" has changed. As defined in Section 102(1) of the Act: The term "act of terrorism" means any act that is certified by the Secretary of the Treasury in concurrence with the Secretary of the State, and the Attorney General of the United States—to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion. Under your existing coverage, any losses caused by certified acts of terrorism may be partially reimbursed by the United States under a formula established by federal law. Under this formula, the United States generally reimburses 85% of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage. However, your policy may contain other exclusions that may affect your coverage. The Terrorism Risk Insurance Program Reauthorization Extension Act contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers' liability for losses resulting from certified acts of terrorism when the amount of such losses exceeds $100 billion in any one calendar year. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

The portion of your annual premium that is attributable to coverage for acts of terrorism is: $ waived. Any premium waiver is only valid for the current Policy Period.

I ACKNOWLEDGE THAT I HAVE BEEN NOTIFIED THAT UNDER THE TERRORISM RISK INSURANCE PROGRAM REAUTHORIZATION EXTENSION ACT OF 2007, ANY LOSSES CAUSED BY CERTIFIED ACTS OF TERRORISM UNDER MY POLICY COVERAGE WILL BE PARTIALLY REIMBURSED BY THE UNITED STATES AND I HAVE BEEN NOTIFIED OF THE AMOUNT OF MY PREMIUM ATTRIBUTABLE TO SUCH COVERAGE.

Name of Insurer: **XL Specialty Insurance Company**

Policy Number: **ELU106290-08**

____

Signature of Insured

____

Print Name and Title

____

Date

IN WITNESS ENDORSEMENT

XL SPECIALTY INSURANCE COMPANY

ADMINISTRATIVE OFFICE: SEAVIEW HOUSE
70 SEAVIEW AVENUE
STAMFORD, CT 06902-6040

STATUTORY HOME OFFICE: 1201 NORTH MARKET STREET
SUITE 501
WILMINGTON, DE 19801

It is hereby agreed and understood that the following In Witness Clause supercedes any and all other In Witness clauses in this policy.

All other provisions remain unchanged.

IN WITNESS WHEREOF, the Company has caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Company.

John R. Glancy
President

Kenneth P. Meagher
Secretary

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Policyholder Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Policyholder Notice carefully.**

OFAC administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous

- Foreign agents
- Front organizations
- Terrorists
- Terrorist organizations
- Narcotics traffickers

as "Specially Designated Nationals and Blocked Persons". This list can be found on the United States Treasury's web site - http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance will be immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, neither payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

PRIVACY POLICY

The XL America, Inc. insurance group ("We" or "Our Group"), respects the privacy of all personal information. Thus, the information We collect from our customers, or potential customers, is treated with the highest degree of privacy.

We have developed a Privacy Policy for Our Group that:

1) ensures the security of your information; and
2) complies with state and federal privacy laws.

The term "personal information" includes all information we obtain about a customer and maintain in our files. All persons with access to personal information are required to follow this policy.

Our Privacy Promise

Your privacy rights are important to us. Analysis of your private information allows us to provide to you excellent service and products. Your trust in us depends upon the security and integrity of our records. Thus, We promise to:

1) Follow strict security standards. This will protect any information you share with us, or that we receive about you.
2) Verify and exchange data regarding your credit and financial status only for the purposes of: underwriting; policy administration; or risk management. We will obtain only reputable references and services.
3) Collect and use the least amount of information necessary to:
   a. advise you and deliver excellent service and products; and
   b. conduct our business.
4) Train our employees to securely handle private information. We will only permit authorized employees to have access to such information.
5) Not disclose data about you or your business to any organization outside Our Group or to third party providers unless:
   a. we disclose to you our intent to do so; or
   b. we are required to do so by law.
6) Not disclose medical information unless:
   a. you give us written consent to do so; or
   b. We disclose for any exception provided in the law.
7) Attempt to keep our records complete and exact.
8) Advise you how and where to access your account (unless prohibited by law).
9) Advise you how to correct errors or make changes to your account.
10) Inspect our procedures to ensure your privacy.

Collection and Sources of Information

We collect only the personal information needed to:

1) determine suitability for a product or service;
2) manage the product or service; and
3) advise customers about our products and services.

The information we collect comes from the following sources:

- **Submission** – In the application, you provide: your name; address; phone number; e-mail address; and other types of private information.
- **Quotes** – We collect information to determine:
  1) your eligibility for an insurance product; and
  2) your coverage cost.

The data we collect will vary with the type of insurance you seek.

- **Transactions** – We maintain records of all transactions with Our Group and our third party providers. Our records include:

1) your coverage choices;
2) premiums; billing; and payment records,
3) claims history; and
4) other data related to your account.

- **Claims** – We maintain records on any claims that are made under your policies. The investigation of a claim involves collection of a broad range of information. It also involves many issues, some of which do not directly involve you. We will share with you facts that we collect about your claim; unless prohibited by law. The process of claim investigation also involves advice; opinions; and comments from many people. These may include attorneys and experts. This will help us determine how best to handle your claim. To protect the legal and privileged aspects of opinions and advice, we will not disclose this information to you.
- **Credit and Financial Reports** – We may receive your credit history. This is to support information you provided during the submission and quote processes. This history will help to underwrite your coverage.

Retention and Correction of Personal Information

We retain personal information only as long as required by law; or as required by our business methods. If we become aware that any information may be incorrect, we will make reasonable effort to correct it.

Storage of Personal Information

Safeguards are in place to protect data and paper files containing personal information.

Sharing/Disclosing of Personal Information

We do not share personal information with a third party outside of Our Group for marketing purposes. This is true unless such sharing is permitted by law. Information may be shared with a third party for necessary servicing of the product. It may also be disclosed for other business reasons as permitted by law.

We do not share personal data outside of Our Group for servicing or joint marketing reasons. We will only disclose such data when a contract containing non-disclosure language has been signed by us and the third party.

Unless a consumer consents, we do not disclose "consumer credit report" type information outside of Our Group. "Consumer credit report type information" means such things as: net worth; credit worthiness; hobbies (piloting, boating, etc.); solvency, etc.

We also do not disclose outside of Our Group personal information for use in marketing. We may share information within Our Group regarding our experience and dealings with the customer.

We may disclose private information about a customer as allowed or otherwise required by law. The law allows us to share a customer's financial data within Our Group for marketing purposes. The law does not allow customers to limit or prevent such disclosures.

We may also disclose personal information about you or your business to:

- your independent agent or broker;
- an independent claim adjuster; investigator; attorney; or expert;
- persons or groups that conduct scientific studies. This includes actuaries and accountants;
- a medical care facility or professional to verify coverage for a covered person;
- an insurance support group;
- another insurer if to prevent fraud;
- another insurer to properly underwrite a risk;
- insurance regulators;
- governmental authorities pursuant to law;
- an authority in response to a valid administrative or judicial order. This includes a warrant or subpoena;
- a party for the following purposes regarding a book of business: sale; transfer; merger; or consolidation. This applies whether the transaction is proposed or complete;

- a professional peer review group. This includes reviewing the service or conduct of medical care facilities or personnel;
- a covered person for providing the status of a transaction; or
- any of the following: a lienholder; mortgagee; assignee; lessor, or other person of record having a legal interest in the policy.

Policy for Personal Information Relating to Nonpublic Personal Health Information

We do not disclose nonpublic personal health information about a customer; unless consent is obtained from that customer. However, such consent shall not be prohibited, limited or sought for certain insurance functions. This includes, but is not limited to:

a. claims administration;
b. fraud prevention;
c. underwriting; policy placement or issuance; loss control or auditing.

Access to Your Information

The following persons will have access to personal information we collect:
employees of Our Group and third party service providers. Information will only be collected as is needed in transactions with you.

Violation of the Privacy Policy

Any person violating this Policy will be subject to discipline. This may include termination.

For questions regarding this privacy statement, please contact your broker.

NOTICE TO POLICYHOLDERS

IMPORTANT INFORMATION

(Massachusetts)

In the event of a complaint, please contact us at:

XL Professional
100 Constitution Plaza, 17th Floor
Hartford CT 06103
Phone: 860-246-1863
FAX 860-246-1899

If you have been unable to contact or obtain satisfaction from the Insurer, you may contact the Massachusetts Division of Insurance to obtain information or make a complaint at:

Commonwealth of Massachusetts
Division of Insurance
One South Station, 5th Floor
Boston, MA 02110-2208

Endorsement No.: 1
Named Insured: Fidelity Equity and High Income Funds
Policy No.: ELU106290-08

Effective: August 01, 2008
12:01 A.M. Standard Time
Insurer: XL Specialty Insurance Company

CHANGE OF INSURER ADDRESS AND PREAMBLE ENDORSEMENT

(1) The Declarations of the Policy are amended as follows:

Notices required to be given to the Insurer must be addressed to:

Notice to Claim Dept:
XL Professional
One Hundred Constitution Plaza, 18th Floor
Hartford, CT 06103
Attn: Claim Dept.

All other Notices:
XL Professional
One Hundred Constitution Plaza, 17th Floor
Hartford, CT 06103
Attn: Underwriting

All references in the policy to other addresses for Notice to the Insurer shall be deemed amended.

(2) The preamble to this Policy is amended to read in its entirety as follows:

In consideration of the payment of the premium, and in reliance on all statements made and information furnished to the Insurer identified in the Declarations (hereinafter the Insurer) and to the issuer(s) of the Underlying Insurance, and subject to all of the terms, conditions and endorsements of this Policy, the Insurer and the Insured Entity, on its own behalf and on behalf of all persons and entity(s) entitled to coverage hereunder, agree as follows:

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 2
Named Insured: Fidelity Equity and High Income Funds
Policy No.: ELU106290-08

Effective: August 01, 2008
12:01 A.M. Standard Time
Insurer: XL Specialty Insurance Company

TERRORISM PREMIUM ENDORSEMENT

Please note: The portion of your annual premium set forth in Item 6 of the Declarations that is attributable to coverage for acts of terrorism is: $ waived.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 3
Named Insured: Fidelity Equity and High Income Funds
Policy No.: ELU106290-08

Effective: August 01, 2008
12:01 A.M. Standard Time
Insurer: XL Specialty Insurance Company

EXCESS TERRORISM ENDORSEMENT

In consideration of the premium charged, it is understood and agreed that any endorsement of the Underlying Insurance which specifically precludes coverage for an "insured loss" resulting from an "act of terrorism" (as such terms are defined in the Terrorism Risk Insurance Act of 2002) which would otherwise be provided coverage under the Underlying Insurance shall be inapplicable to this Policy (any such endorsement, a "Terrorism Endorsement"). Subject to all other terms, conditions and limitations of the Policy and the Underlying Insurance, other than the Terrorism Endorsement, coverage for acts of terrorism is included in this Policy. In any event, coverage hereunder will attach only after all of the Underlying Insurance has been exhausted by the actual payment of loss by the applicable insurers thereunder, regardless of whether any such Terrorism Endorsement is included in any Underlying Insurance. The Insurer will not be liable under this Policy to any earlier degree than the Insurer would have had this Endorsement not been a part of this Policy.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 4
Named Insured: Fidelity Equity and High Income Funds
Policy No.: ELU106290-08

Effective: August 01, 2008
12:01 A.M. Standard Time
Insurer: XL Specialty Insurance Company

EXCESS ENDORSEMENT

In consideration of the premium charged:

(1) It is understood and agreed that the Limit of Liability for this Policy as set forth in Item 3 of the Declarations is the maximum amount payable, including Defense Expenses, by the Insurer under this Policy. Any provision of the Underlying Insurance indicating any ability or right to any reinstatement of such policy's limit of liability shall be inapplicable to this Policy, including any provision indicating a reinstatement of such policy's limit of liability during any extended discovery or reporting period. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

(2) It is understood and agreed that the Insurer is under no obligation to renew this Policy upon its expiration. Any provision of the Underlying Insurance indicating any automatic renewal of this Policy shall be inapplicable to this Policy. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

All other terms, conditions and limitations of this Policy shall remain unchanged.

EXCESS POLICY COVERAGE FORM

THIS IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY ONLY APPLIES TO CLAIMS FIRST MADE DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY THE PAYMENT OF DEFENSE EXPENSES. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY INSURED. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

In consideration of the payment of the premium, and in reliance on all statements made and information furnished to Executive Liability Underwriters, the Underwriting Manager for the Insurer identified in the Declarations (hereinafter the Insurer) and to the issuer(s) of the Underlying Insurance, and subject to all of the terms, conditions and endorsements of this Policy, the Insurer and the Insured Entity, on its own behalf and on behalf of all persons and entity(s) entitled to coverage hereunder, agree as follows:

I. INSURING AGREEMENT

The Insurer will provide the **Insured** with insurance coverage for claims first made against the **Insured** during the **Policy Period** excess of the **Underlying Insurance** stated in ITEM 4 of the Declarations. Coverage hereunder will apply in conformance with the terms, conditions, endorsements and warranties of the **Primary Policy** together with the terms, conditions, endorsements and warranties of any other **Underlying Insurance**. The coverage hereunder will attach only after all of the **Underlying Insurance** has been exhausted by the actual payment of loss by the applicable insurers thereunder and in no event will the coverage under this Policy be broader than the coverage under any **Underlying Insurance**.

II. DEFINITIONS

(A) "**Insured**" means, either in the singular or plural, those persons or organizations designated as insureds in the **Underlying Insurance**.

(B) "**Policy Period**" means the period designated in ITEM 2 of the Declarations, or to any earlier cancellation date.

(C) "**Primary Policy**" means the policy designated in ITEM 4 (A) of the Declarations.

(D) "**Underlying Insurance**" means all policy(s) designated in ITEM 4 of the Declarations.

III. DEPLETION OF UNDERLYING LIMITS OF LIABILITY

(A) This Policy, subject to the terms, conditions, limitations and endorsements of this Policy and the **Underlying Insurance**, will continue to apply to loss as excess insurance remaining under such **Underlying Insurance**, in the event of the reduction or exhaustion of the limits of liability of the **Underlying Insurance** solely as the result of the actual payment of loss by the applicable insurer thereunder.

(B) This Policy, subject to the terms, conditions, limitations and endorsements of this Policy and the **Underlying Insurance**, will continue for subsequent claims or loss as primary insurance in the event of the exhaustion of all of the limits of liability of such **Underlying Insurance** solely as the result of the actual payment of loss by the applicable insurer thereunder.

(C) Any risk of uncollectibility with respect to the **Underlying Insurance** will be expressly retained by the **Insured** and will not be assumed by the **Insurer**.

This Policy, subject to all its terms, conditions and endorsements, will not drop down for any reason including, but not limited to uncollectibility (in whole or in part) whether because of financial impairment or insolvency of the **Underlying Insurance** or for any other reason except for the actual payment of loss by the applicable Insurer thereunder.

IV. MAINTENANCE OF UNDERLYING INSURANCE

(A) The limit(s) of liability of the **Underlying Insurance** designated in ITEM 4 of the Declarations shall be maintained during the Policy Period in full effect except for any reduction or exhaustion of the aggregate limits of liability available under the **Underlying Insurance** solely by reason of actual payment of loss thereunder. Failure to comply with the foregoing will not invalidate this Policy but the Insurer will not be liable to a greater extent than if this condition had been complied with. If for any reason the **Underlying Insurance** is not maintained, then the **Insured** will be deemed to be self-insured for that amount of the limit(s) of liability of such **Underlying Insurance**.

(B) In the event of a change of any kind to any **Underlying Insurance** by endorsement, rewrite or otherwise, the coverage under this Policy will become subject to such change only if and to the extent that the Insurer consents to such change by written endorsement to this Policy.

(C) The Insurer will not be liable under this Policy earlier or to any greater extent than it would have been as a result of the actual or alleged failure by the **Insureds** to give notice or to exercise any extensions under any **Underlying Insurance**, or misrepresentation or breach of warranty with respect to any **Underlying Insurance**.

V. CLAIM PARTICIPATION

The Insurer may, at its sole discretion, elect to participate in the investigation, settlement and/or defense of any claim against the **Insured** even if the **Underlying Insurance** has not been exhausted and the **Insured** will provide such information and cooperation as is reasonably requested.

VI. LIMIT OF LIABILITY

The amount stated in ITEM 3 of the Declarations is the limit of liability of the Insurer and shall be the maximum amount payable, including Defense Expenses, by the Insurer under this Policy. Defense Expenses are part of and not in addition to the limit of liability and the payment of such will reduce the limit of liability.

VII. NOTICE

The **Insured** will, as a condition precedent to the coverage available under this Policy, give written notice as soon as practicable to the Insurer of:

(A) any claim under any **Underlying Insurance**, or any situation that is required to be reported under any **Underlying Insurance** that could give rise to a claim under any **Underlying Insurance**;

(B) the cancellation of any **Underlying Insurance**;

(C) any change to the **Underlying Insurance** by rewrite, endorsement or otherwise; or

(D) any additional or return premiums charged or allowed in connection with any **Underlying Insurance**.

The Insured Entity will be the sole agent for and will act on behalf, of the **Insured** with respect to all matters under this Policy, including but not limited to giving and receiving notices and other communications, effecting or accepting any endorsements to or notice of cancellation of this Policy, paying premium and receipt of any return premiums.

Notice given to any underlying insurer of any claim or any situation that could give rise to a claim under any **Underlying Insurance** scheduled in ITEM 4 of the Declarations will not be deemed notice to the Insurer. Notice of any claim or situation that could give rise to a claim must be sent by certified mail or the equivalent to the address set forth in ITEM 5 of the Declarations; Attention: Claim Department.

VIII. POLICY TERMINATION

(A) The **Insured Entity** may cancel this Policy by mailing to the Insurer written notice when such cancellation shall be effective, provided the date of cancellation is not later than the Expiration Date set forth in ITEM 2 of the Declarations.

(B) The Insurer will refund the unearned premium computed at the customary short rate if the Policy is canceled by the **Insured Entity**. Under all other circumstances, any unearned premium will be computed pro rata.

(C) This Policy will terminate immediately upon the termination of any of the policies scheduled in ITEM 4 of the Declarations, whether canceled by the **Insured Entity** or the applicable insurer. Notice of cancellation or non-renewal of any such policies duly given by any of the applicable insurers shall serve as notice of the cancellation or non-renewal of this Policy by the Insurer.

IX. ALTERATION

No change in or modification of this Policy shall be effective unless made by endorsement signed by an authorized employee of the Insurer.

DELIVERY INVOICE The St Paul

Company: ST. PAUL FIRE & MARINE INSURANCE COMPANY

INSURED
FIDELITY EQUITY AND HIGH INCOME FUNDS
82 DEVONSHIRE STREET
MAILSTOP V6D
BOSTON MA 02109

Policy Inception/Effective Date: 08/01/08
Agency Number: 3126745
AON RISK SERVICES
Transaction Type:
Renewal - 490PB1618
Transaction number:
Processing date: 10/08/2008
Policy Number: 490PB1987

AGENT
AON FINANCIAL SERVICES GROUP
199 WATER STREET - 10TH FLOOR
NEW YORK, NY 10038

Policy Number	Description	Amount	Surtax/ Surcharge
490PB1987	FI - ICBB	[illegible]	

ST PAUL TRAVELERS X - ST. PAUL FIRE AND MARINE INSURANCE COMPANY
ST. PAUL MERCURY INSURANCE COMPANY
ST PAUL GUARDIAN INSURANCE COMPANY
A Capital Stock Company

EXCESS FOLLOW FORM
ST. PAUL TRAVELERS FORM

DECLARATIONS: Excess Follow Form Number: 490PB1987

The Company designated above (herein called Underwriter) issues this Excess Follow Form to:

Item 1. Named Insured:
Fidelity Equity and High Income Funds
C/O FMR FUNDS
82 DEVONSHIRE STREET
BOSTON, MA 02109

(herein called Insured).

Item 2. Excess Follow Form Period: The Excess Follow Form Period shall be effective at 12:01 A.M. on August 1, 2008 and expire at 12:01 A.M. on July 1, 2009 local time as to each of said dates, subject to Section 5. of the Terms, Conditions and Limitations of this Excess Follow Form.

Item 3. Single Loss Limit of Liability: $5,000,000 p/o $70,000,000

Item 4 Aggregate Limit of Liability: $5,000,000 p/o $70,000,000

Item 5. Schedule of Underlying Insurance:

(A) 1. Underlying Insurer: American International Specialty Lines Insurance Company
2. Bond or Policy Number: 641-20-54
3. Bond or Policy Period: From: August 1, 2008 To: July 1, 2009
4. Limit of Liability:
Single Loss Limit of Liability $15,000,000
Aggregate Limit of Liability $15,000,000
5. Single Loss Deductible: $400,000

(B) 1. Underlying Insurer: ACE American Insurance Company
2. Bond or Policy Number: DOX G21661612 003
3. Bond or Policy Period: From: August 1, 2008 To: July 1, 2009
4. Limit of Liability:
Single Loss Limit of Liability $15,000,000
Aggregate Limit of Liability $15,000,000

(C) 1. Underlying Insurer: Lloyd's of London
2. Bond or Policy Number: FD0804541
3. Bond or Policy Period: From: August 1, 2008 To: July 1, 2009
4. Limit of Liability:
Single Loss Limit of Liability $10,000,000
Aggregate Limit of Liability $10,000,000

(D) 1. Underlying Insurer: Endurance Specialty Insurance Ltd.
2. Bond or Policy Number: P006738003
3. Bond or Policy Period: From: August 1, 2008 To: July 1, 2009
4. Limit of Liability:
Single Loss Limit of Liability $15,000,000
Aggregate Limit of Liability $15,000,000

(E) 1. Underlying Insurer: Federal Insurance Company
2. Bond or Policy Number: 8204-75-65
3. Bond or Policy Period: From: August 1, 2008 To: July 1, 2009
4. Limit of Liability:
Single Loss Limit of Liability $10,000,000
Aggregate Limit of Liability $10,000,000

(F) 1. Underlying Insurer: St. Paul Mercury Insurance Company
2. Bond or Policy Number: 490PB1953
3. Bond or Policy Period: From: August 1, 2008 To: July 1, 2009
4. Limit of Liability:
Single Loss Limit of Liability $15,000,000
Aggregate Limit of Liability $15,000,000

(G) 1. Underlying Insurer: Continental Casualty Company
2. Bond or Policy Number: 287042220
3. Bond or Policy Period: From: August 1, 2008 To: July 1, 2009
4. Limit of Liability:
Single Loss Limit of Liability $10,000,000
Aggregate Limit of Liability $10,000,000

(H) 1. Underlying Insurer: AXIS Insurance Company
2. Bond or Policy Number: MNN 727586/01/2008
Bond or Policy Period: From: August 1, 2008 To: July 1, 2009
4. Limit of Liability:
Single Loss Limit of Liability $10,000,000
Aggregate Limit of Liability $10,000,000

(I) 1. Underlying Insurer: Lloyd's of London
2. Bond or Policy Number: FD0804542
3. Bond or Policy Period: From: August 1, 2008 To: July 1, 2009
4. Limit of Liability:
Single Loss Limit of Liability $13,000,000
Aggregate Limit of Liability $13,000,000

(J) 1. Underlying Insurer: Zurich American Insurance Company
2. Bond or Policy Number: FID 967529402
3. Bond or Policy Period: From: August 1, 2008 To: July 1, 2009
4. Limit of Liability:
Single Loss Limit of Liability $9,500,000
Aggregate Limit of Liability $9,500,000

(K) 1. Underlying Insurer: Twin City Fire Insurance Company
2. Bond or Policy Number: 00 DC 0233646 08 B
3. Bond or Policy Period: From: August 1, 2008 To: July 1, 2009
4. Limit of Liability:
Single Loss Limit of Liability $10,000,000
Aggregate Limit of Liability $10,000,000

(L) 1. Underlying Insurer: National Casualty Company
2. Bond or Policy Number: XMO 0800016
3. Bond or Policy Period: From: August 1, 2008 To: July 1, 2009
4. Limit of Liability:
Single Loss Limit of Liability $10,000,000
Aggregate Limit of Liability $10,000,000

(M) 1. Underlying Insurer: HCC Global Financial Products
2. Bond or Policy Number: 24-MG-08-A9231
3. Bond or Policy Period: From: August 1, 2008 To: July 1, 2009
4. Limit of Liability:
Single Loss Limit of Liability $7,500,000
Aggregate Limit of Liability $7,500,000

Item 6. Total amount of Underlying Single Loss Limit of Liability

The total amount of Underlying Single Loss Limit of Liability is $150,000,000 plus any Single Loss Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow Form.

Item 7. Total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period

The total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period is $150,000,000 plus any Single Loss Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow Form.

Item 8. Subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form and as excepted below, this Excess Follow Form follows the form of:

Insurer's Name: American International Specialty Lines Insurance Company
Bond or Policy Number: 641-20-54
Effective Date: August 1, 2008

Except as provided below:

Item 9. The Insured, by acceptance of this Excess Follow Form, gives notice to the Underwriter terminating or canceling prior Bond or Policy Numbers 490PB1618

such termination or cancellation to be effective as of the time this Excess Follow Form becomes effective.

Item 10. The liability of the Underwriter is subject to the terms of the following endorsements attached hereto:

XS100 Ed. 5/00

Secretary President

Executed this 8th day of October, 2008.

Countersigned

EXCESS FOLLOW FORM
St. Paul Travelers Form

INSURING CLAUSE

In consideration of the payment of the premium, and in reliance upon completeness and accuracy of the statements and disclosures made to the Underwriter and any issuer of Underlying Insurance by application, including all attachments, subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form, this Excess Follow Form is subject to the same Insuring Clause(s), Terms, Conditions and Limitations and Endorsements as provided by the Bond or Policy identified in Item 8. of the Declarations of this Excess Follow Form. In no event shall this Excess Follow Form provide broader coverage than would be provided by the most restrictive Underlying Insurance.

This Excess Follow Form is not subject to the same premium or the Limit of Liability of the Bond or Policy identified in Item 8. of the Declarations.

TERMS, CONDITIONS AND LIMITATIONS

Section 1. Underlying Coverage

A. The Insured(s) shall notify the Underwriter in writing, as soon as practicable, of a failure to maintain in full force and effect, without alteration, the coverage and provisions of the Bond(s) or Policy(ies) identified in Item 5. of the Declarations.

B. In the event there is no recovery available to the Insured as a result of the insolvency of any Underlying Insurer or the Insured's failure to comply with the maintenance of any Underlying Insurance, the coverage hereunder shall apply as excess of the amount of all Underlying Insurance plus the amount of any applicable deductible to the same extent as if the Underlying Insurance were maintained in full force and effect.

C. If the coverage and provisions of the Bond or Policy identified in Item 8. of the Declarations are altered, the Insured shall, as soon as practicable, give the Underwriter written notice of such alteration(s); and upon receipt of written consent to such alteration(s) from the Underwriter, the Insured shall pay any additional premium required by the Underwriter. This Excess Follow Form shall not follow the form of any alteration(s) to the Bond or Policy identified in Item 8. of the Declarations unless such written notice thereof is given by the Insured(s) to the Underwriter, the Underwriter gives written consent to such alteration(s) and the Insured(s) pay(s) any additional premium required by the Underwriter.

D. Except as provided in Sections 2.D. and 2.E. below, in no event shall the Underwriter be liable to pay loss under this Excess Follow Form until the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been exhausted solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

E. Any claim, loss or coverage that is subject to a Sublimit in any Underlying Insurance shall not be considered covered loss under this Excess Follow Form, but shall, for purposes of this Excess Follow Form, reduce or exhaust the Underlying Limit of Liability to the extent such payment reduces or exhausts the aggregate limit(s) of liability of such Underlying Insurance.

Section 2. Limit of Liability

A. Payment by the Underwriter of loss covered under this Excess Follow Form shall reduce the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations. In the event of exhaustion of the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations, the Underwriter shall be relieved of all further liability under this Excess Follow Form.

B. The Underwriter's maximum liability for a Single Loss covered under this Excess Follow Form shall not exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations. Also, the Underwriter's maximum liability for all loss(es) in the aggregate covered under this Excess Follow Form shall not exceed the amount of the Aggregate Limit of Liability stated in Item 4. of the Declarations, which shall be the maximum liability of the Underwriter in the Excess Follow Form Period stated in Item 2. of the Declarations.

C. Except as provided in Sections 2.D. and 2.E. below, the Underwriter shall only be liable to make payment for a Single Loss covered under this Excess Follow Form after the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been paid solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

D. In the event the total amount of the Underlying Aggregate Limit of Liability as stated in Item 7. of the Declarations is reduced solely by reason of the payment of covered loss by any Underlying Insurer to an amount less than the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations, this Excess Follow Form shall pay covered loss excess of the reduced total amount of Underlying Aggregate Limit of Liability, but not to exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations, and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

E. In the event of exhaustion of the total amount of Underlying Aggregate Limit of Liability as set forth in Item 7. of the Declarations, solely by reason of the payment of covered loss by the Underlying Insurer(s), this Excess Follow Form shall continue in force as primary insurance, provided always that this policy shall only pay covered loss excess over any retention or deductible amount otherwise applicable under the Underlying Insurance scheduled in Item 5. (A) of the Declarations, such amount not to exceed the Single Loss Limit of Liability stated in Item 3. of the Declarations and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

Section 3. Joint Insureds

If two or more Insureds are covered under this Excess Follow Form, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured or to any named Insured of loss covered under this Excess Follow Form shall fully release the Underwriter on account of such loss. The liability of the Underwriter for loss(es) sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss(es) been sustained by one Insured.

Section 4. Notice / Proof of Loss - Legal Proceedings Against Underwriter

A. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item 8. of the Declarations, give the Underwriter notice of any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefor in whole or in part, and upon request of the Underwriter, the Insured(s) shall file with the Underwriter a written statement of such loss and a copy of all correspondence between the Insured(s) and any Insurer identified in Item 5. of the Declarations. Notice given to any Insurer identified in Item 5. of the Declarations of this Excess Follow Form shall not constitute notice as required under Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

B. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item 8. of the Declarations, file with the Underwriter a proof of loss for any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefore in whole or in part, and upon request of the Underwriter the Insured(s) shall furnish a copy of all documents provided to or made available to any Insurer identified in Item 5. of the Declarations in support of any proof of loss filed with such Insurer. Filing of a proof of loss with any Insurer identified in Item 5. of the Declarations shall not constitute filing a proof of loss with the Underwriter as required in Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

C. Legal proceedings against the Underwriter shall be commenced within the time prescribed in the Bond or Policy identified in Item 8. of the Declarations and only after complying with all the Terms, Conditions and Limitations of this Excess Follow Form.

D. Notice and proof of loss under this Excess Follow Form shall be given to the Professional E&O Claim Unit, Mail Code 508F, 385 Washington Street, St. Paul, MN 55102.

Section 5. Excess Follow Form Period

A. The term Excess Follow Form Period as used in this Excess Follow Form shall mean the lesser of the period stated in Item 2. of the Declarations or the time between the effective date and the termination date of this Excess Follow Form.

B. The Aggregate Limit of Liability set forth in Item. 4. of the Declarations shall not be cumulated regardless of the number of Excess Follow Form Periods this Excess Follow Form has been in force; the number of renewals of this Excess Follow Form by the Underwriter; any extensions of the Excess Follow Form Period of this Excess Follow Form by the Underwriter; the number of and amount of premiums paid by the Insured, or the number of Excess Follow Form Periods of this Excess Follow Form in which the acts giving rise to a loss(es) were committed or occurred.

Section 6. Single Loss Defined

As used herein, Single Loss shall be defined as that term, or any similar term, as defined in the Bond or Policy identified in Item 8. of the Declarations.

Section 7. Cancellation of this Excess Follow Form by the Underwriter or the Insured

This Excess Follow Form terminates as an entirety upon occurrence of any of the following: (a) after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this Excess Follow Form in accordance with the conditions and limitations of any Bond or Policy identified in Item 5. of the Declarations, (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this Excess Follow Form, or (c) immediately upon cancellation, termination or nonrenewal of the Underlying Bond or Policy identified in Item 8. of the Declarations, whether by the Insured or the applicable Underwriter.

In witness whereof, the Underwriter has caused this Excess Follow Form to be executed on the Declarations page.

IMPORTANT NOTICE - INDEPENDENT AGENT AND BROKER COMPENSATION

NO COVERAGE IS PROVIDED BY THIS NOTICE. THIS NOTICE DOES NOT AMEND ANY PROVISION OF YOUR POLICY. YOU SHOULD REVIEW YOUR ENTIRE POLICY CAREFULLY FOR COMPLETE INFORMATION ON THE COVERAGES PROVIDED AND TO DETERMINE YOUR RIGHTS AND DUTIES UNDER YOUR POLICY. PLEASE CONTACT YOUR AGENT OR BROKER IF YOU HAVE ANY QUESTIONS ABOUT THIS NOTICE OR ITS CONTENTS. IF THERE IS ANY CONFLICT BETWEEN YOUR POLICY AND THIS NOTICE, THE PROVISIONS OF YOUR POLICY PREVAIL.

For information about how Travelers compensates independent agents and brokers, please visit www.travelers.com, call our toll-free telephone number, 1-866-904-8348, or you may request a written copy from Marketing at One Tower Square, 2GSA, Hartford, CT 06183.

TRAVELERS

HOW TO REPORT LOSSES, CLAIMS, OR POTENTIAL CLAIMS TO TRAVELERS

Reporting new losses, claims, or potential claims promptly can be critical. It helps to resolve covered losses or claims as quickly as possible and often reduces the overall cost. Prompt reporting:

- better protects the interests of all parties;
- helps Travelers to try to resolve losses or claims more quickly; and
- often reduces the overall cost of a loss or claim - losses or claims reported more than five days after they happen cost on average 35% more than those reported earlier.

Report losses, claims, or potential claims to Travelers easily and quickly by fax, U S mail, or email.

FAX

Use this number to report a loss, claim, or potential claim by fax toll free.

1-888-460-6622

US MAIL

Use this address to report a loss, claim, or potential claim by U S Mail.

Bond-FPS Claims Department
Travelers
Mail Code NB08F
385 Washington Street
Saint Paul, Minnesota 55102

EMAIL

Use this address to report a loss, claim, or potential claim by email.

Pro.E&O.Claim.Reporting@SPT.com

This is a general description of how to report a loss, claim, or potential claim under this policy or bond. This description does not replace or add to the terms of this policy or bond. The policy or bond alone determines the scope of coverage. Please read it carefully for complete information on coverage. Contact your agent or broker if you have any questions about coverage.

COPY

Policy Number: FD0806461

AON

Contract Document

FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

01 August 2008 to 01 July 2009



London
8 Devonshire Square
London
EC2M 4PL

Tel +44 (0) 20 7623 5500
Fax +44 (0) 20 7621 1511

This Contract Document has been signed For and on behalf of Aon Limited on the date specified herein by:

Account Executive	*Executive Director / Authorised Signatory*
AON GLOBAL	*AON GLOBAL*
AON LIMITED	*AON LIMITED*
Dated in London:	*Dated in London:*

Aon Limited

SR 26/09/08 01

Policy Number: FD0806461

AON

Introduction

Confirmation of Order:

We thank you for your firm order in respect of the coverage outlined below, which we have bound with Underwriters. Would you please check this document in every detail and advise us immediately if the coverage provided does not conform with your instructions.

Our commitment to Service Quality:

As part of our commitment to continual improvement we welcome any comments you may have on the service provided. Please contact Aon Global Service Quality team on ***APRQM@aon.co.uk***.

Important Notices

Aon Professional Risks Lines Clause

This Contract Document shall indemnify the Assured for the risks and liabilities stated in the wording attached, which is hereby incorporated in and forms part of this Contract Document.

This Contract Document being for 100%, Underwriters hereon accept their pro rata proportion of:

(i) any loss, whether total or partial;

(ii) associated expenses, if any, and

(iii) the premium;

all as more fully specified in the wording attached hereto which is hereby incorporated in and forms part of this Contract Document.

The percentages signed in the Table are percentages of 100% of the amount(s) of insurance stated herein.

Premium Payment Warranty Notice:

Your attention is drawn to the terms of the Premium Payment Warranty and/or Prompt Payment Discount contained under **Payment Terms** within the schedule.

Policy Number: FD0806461

Schedule

Unique Market Reference	B0823FD0806461
Type	Excess Funds Institutions Bond Coverage
Name of Assured	Fidelity Fixed Income and Asset Allocation Funds
Principal Address	82 Devonshire Street Mailstop V6D, Boston Massachusetts 02109 United States of America
Interest	Excess Funds Financial Institutions Bond Coverage
Period of Insurance	From: 1 August 2008 To: 1 July 2009 Both days at 12.01 a.m. local standard time at the principal address of the Assured.
Policy Limits	USD40,000,000 any one loss and in the aggregate for the period Part of: USD70,000,000 any loss and in the aggregate for the period Excess of: USD150,000,000 any one loss and in the aggregate for the period Which in turn is excess of various deductibles as detailed more fully in the underlying Primary Policy number
Interest	Excess Funds Financial Institutions Bond Coverage
Loss to be notified to	Underwriters via Aon Limited, 8 Devonshire Square, London, EC2M 4PL.
Person(s) nominated to accept Service of Process	Mendes & Mount
Claims Payable	USD
Situation	Worldwide
Conditions	Aon Short Excess Form to follow all other terms and conditions except as specifically amended herein as and to follow the underlying Primary Policy issued by the American International Specialty Lines Insurance Company
Supplemental Clauses	War And Terrorism Exclusion - NMA2918 Special Cancellation Clause

	Service of Suit Clause (U.S.A.)
	Premium Payment Warranty - (ab initio) amended to 60 days - LSW585 (amended)
	Automatic Coverage
	U.S. Terrorism Risk Insurance Act 2002 as amended New & Renewal Business Endorsement
Choice of Law and Jurisdiction	Any dispute concerning the interpretation of the terms, conditions, limitations and/or exclusions contained in this policy is understood and agreed by both the (re)insured and the (re)insurers to be subject to the law of the State of Massachusetts, United States of America. Each party agrees to submit to the jurisdiction of any court of competent jurisdiction within United States of America subject to comply with all requirements necessary to give such court jurisdiction.
Premium	[illegible] [illegible]
Payment Terms	60 days
Taxes payable by (Re)Insured and administered by Insurers	None
Recording, Transmitting and Storing Information	Aon Limited may retain risk and claim data / information / documents electronically, and where this is done these documents shall be regarded with the same legal effect as the original documents.

Policy Number: FD0806461

AON

A.W.G.S. EXCESS WORDING (amended)

(COSTS INCLUSIVE)

To indemnify the Assured for

(i) Loss or Losses (as fully defined in the Underlying Policy(ies) sustained by the Assured, or

(ii) Claim or Claims (as more fully defined in the Underlying Policy(ies)) first made against the Assured during the Policy Period hereon, or

(iii) legal costs and expenses incurred in the defence or settlement of such Loss or Losses,

during the period of insurance hereon up to this Policy's amount of liability (as specified in the Schedule) in the Schedule, in excess of the Underlying Policy/ies limits (as specified in the Schedule) in the aggregate, the latter amount being the subject of Indemnity Policy/ies (as specified in the Schedule) or any Policy/ies issued in substitution or renewal thereof for the same amount effected by the Assured and hereinafter referred to as "the Underlying Policy/ies".

1. Liability to pay under this Policy shall not attach unless and until the Underwriters of the Underlying Policy/ies and/or the Assureds shall have paid and/or Underwriters or the Assured have admitted liability or have been held liable to pay, the full amount of their indemnity inclusive of costs and expenses.

2. Subject to paragraph one above, it is a condition of this Policy that the Underlying Policy/ies shall be maintained in full effect during the currency of this Policy except for any reduction or exhaustion of the aggregate limits contained therein solely by payment of claims or of legal costs and expenses incurred in defence or settlement of such claims.

3. If by reason of the payment of any Claim or Claims or legal costs and expenses by the Underwriters of the Underlying Policy/ies and/or the Assureds during the Policy Period hereon, the amount of indemnity provided by such Underlying Policy/ies is:-

    (a) Partially reduced, then this Policy shall apply in excess of the reduced amount of the Underlying Policy/ies for the remainder of the Policy Period hereon;

    (b) Totally exhausted, then this Policy shall continue in force as Underlying Policy until expiry hereof.

4. In the event of a loss or claim arising to which the Underwriters hereon may be liable to contribute, no costs shall be incurred on their behalf without their consent being first obtained (such consent not to be unreasonably withheld). No settlement of a loss or claim shall be effected by the Assured for such a sum as will involve this Policy without the consent of Underwriters hereon.

5. All recoveries or payments recovered or received subsequent to a loss settlement under this Policy shall be applied as if recovered or received prior to such settlement and all necessary adjustments shall then be made between the Assured and the Underwriters provided always that nothing in this Policy shall be construed to mean that loss settlements under this Policy are not payable until the Assured's ultimate net loss has been finally ascertained.

6. Except as otherwise provided herein this Policy is subject to the same terms, exclusions, conditions and definitions as the Underlying Policy(ies). No amendment to the Underlying Policy(ies) during the period of this Policy shall be effective in extending the scope of this Policy until agreed in writing by the Underwriters.

The following clause(s) attach to and form part of the contract.

WAR AND TERRORISM EXCLUSION ENDORSEMENT

Notwithstanding any provision to the contrary within this insurance or any endorsement thereto it is agreed that this insurance excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any of the following regardless of any other cause or event contributing concurrently or in any other sequence to the loss;

1. war, invasion, acts of foreign enemies, hostilities or warlike operations (whether war be declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportions of or amounting to an uprising, military or usurped power; or

2. any act of terrorism.

   For the purpose of this endorsement an act of terrorism means an act, including but not limited to the use of force or violence and/or the threat thereof, of any person or group(s) of persons, whether acting alone or on behalf of or in connection with any organisation(s) or government(s), committed for political, religious, ideological or similar purposes including the intention to influence any government and/or to put the public, or any section of the public, in fear.

This endorsement also excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any action taken in controlling, preventing, suppressing or in any way relating to 1 and/or 2 above.

If the Insurers allege that by reason of this exclusion, any loss, damage, cost or expense is not covered by this insurance the burden of proving the contrary shall be upon the Insured.

In the event any portion of this endorsement is found to be invalid or unenforceable, the remainder shall remain in full force and effect.

08/10/01
NMA2918

SPECIAL CANCELLATION CLAUSE

In the event that an Underwriter:

(a) ceases underwriting (wholly or in part) or formally announces its intention to do so; or

(b) is the subject of an order or resolution for winding up or formally proposes a scheme of arrangement; or

(c) has its authority to carry on insurance business withdrawn or modified; or

the Assured may terminate that Underwriter's participation on this risk forthwith by giving notice and the premium payable to that Underwriter shall be pro rata to the time on risk, subject to full release of liability from the Assured.

All other terms, conditions and limitations remain unaltered.

Policy Number: FD0806461

AON

SERVICE OF SUIT CLAUSE (U.S.A.)

It is agreed that in the event of the failure of the Underwriters hereon to pay any amount claimed to be due hereunder, the Underwriters hereon at the request of the Insured (or Reinsured), will submit to the jurisdiction of a Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver of Underwriters' rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another court as permitted by the laws of the United States or of any State in the United States.

It is further agreed that service of process in such suit may be made upon Mendes & Mount, 750 Seventh Avenue, New York, New York 10019-6829, and that in any suit instituted against any one of them upon this contract, Underwriters will abide by the final decision of such Court or of any Appellate Court in the event of an appeal.

The above referred to Service of Process Nominee is authorised and directed to accept service of process on behalf of Underwriters in any such suit and/or upon the request of the Insured (or Reinsured), to give a written undertaking to the Insured (or Reinsured), that they will enter a general appearance upon Underwriters' behalf in the event such a suit shall be instituted.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefor, Underwriters hereon hereby designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Insured (or Reinsured), or any beneficiary hereunder arising out of this contract of insurance (or reinsurance), and hereby designate the above-named as the person to whom the said officer is authorised to mail such process or a true copy thereof.

24/4/86
269EA/NMA1998

It is agreed that this insurance is governed by the laws of the State of Massachusetts.

All other terms and conditions remain unchanged.

PREMIUM PAYMENT WARRANTY
(amended to 60 days)

IT IS WARRANTED that all Premiums due to the Underwriters under this Policy are paid within 60 days from Inception.

Non-receipt by Underwriters of such premiums by Midnight on the Premium Due date shall render this Insurance Policy void with effect from Inception.

LSW 585

207CR

AUTOMATIC COVERAGE

It is agreed that if the Insured shall, while this bond is in force, establish any new funds other than by consolidation or merger with, purchase or acquisition of assets or liabilities of, another institution, such funds shall be automatically covered hereunder from the date of such establishment without the payment of additional premium for the remainder of the premium period.

Policy Number: FD0806461

AON

U.S. TERRORISM RISK INSURANCE ACT OF 2002 AS AMENDED
NEW & RENEWAL BUSINESS ENDORSEMENT

This Endorsement is issued in accordance with the terms and conditions of the "U.S. Terrorism Risk Insurance Act of 2002" as amended as summarized in the disclosure notice.

It is hereby noted and agreed with effect from inception that the Terrorism exclusion to which this Insurance is subject, shall not apply to any "insured loss" directly resulting from any "act of terrorism" as defined in the "U.S. Terrorism Risk Insurance Act of 2002", as amended ("TRIA").

The coverage afforded by this Endorsement is only in respect of any "insured loss" of the type insured by this Insurance directly resulting from an "act of terrorism" as defined in TRIA. The coverage provided by this Endorsement shall expire at 12:00 midnight December 31, 2014, the date on which the TRIA Program is scheduled to terminate, or the expiry date of the policy whichever occurs first, and shall not cover any losses or events which arise after the earlier of these dates. The Terrorism exclusion, to which this Insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of "act of terrorism".

This Endorsement only affects the Terrorism exclusion to which this Insurance is subject. All other terms, conditions, insured coverage and exclusions of this Insurance including applicable limits and deductibles remain unchanged and apply in full force and effect to the coverage provided by this Insurance.

Furthermore the Underwriter(s) will not be liable for any amounts for which they are not responsible under the terms of TRIA (including subsequent action of Congress pursuant to the Act) due to the application of any clause which results in a cap on the Underwriter's liability for payment for terrorism losses.

In consideration of the foregoing, Underwriters have allocated an amount of USD to the coverage afforded by this Endorsement. Such amount being in addition to the overall premium charged for this Policy.

LMA 5091

INSURER'S LIABILITY:

LMA3333

(Re)insurer's liability several not joint

The liability of a (re)insurer under this contract is several and not joint with other (re)insurers party to this contract. A (re)insurer is liable only for the proportion of liability it has underwritten. A (re)insurer is not jointly liable for the proportion of liability underwritten by any other (re)insurer. Nor is a (re)insurer otherwise responsible for any liability of any other (re)insurer that may underwrite this contract.

The proportion of liability under this contract underwritten by a (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp. This is subject always to the provision concerning "signing" below.

In the case of a Lloyd's syndicate, each member of the syndicate (rather than the syndicate itself) is a (re)insurer. Each member has underwritten a proportion of the total shown for the syndicate (that total itself being the total of the proportions underwritten by all the members of the syndicate taken together). The liability of each member of the syndicate is several and not joint with other members. A member is liable only for that member's proportion. A member is not jointly liable for any other member's proportion. Nor is any member otherwise responsible for any liability of any other (re)insurer that may underwrite this contract. The business address of each member is Lloyd's, One Lime Street, London EC3M 7HA. The identity of each member of a Lloyd's syndicate and their respective proportion may be obtained by writing to Market Services, Lloyd's, at the above address.

Proportion of liability

Unless there is "signing" (see below), the proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp and is referred to as its "written line".

Where this contract permits, written lines, or certain written lines, may be adjusted ("signed"). In that case a schedule is to be appended to this contract to show the definitive proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together). A definitive proportion (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of a Lloyd's syndicate taken together) is referred to as a "signed line". The signed lines shown in the schedule will prevail over the written lines unless a proven error in calculation has occurred.

Although reference is made at various points in this clause to "this contract" in the singular, where the circumstances so require this should be read as a reference to contracts in the plural.

ORDER HEREON: 100% of 100%

SIGNING PROVISIONS:

Where the written lines hereon exceed 100% of the order, any lines written "to stand" are allocated in full and all other lines are signed down in equal proportions so that the aggregate signed lines are equal to 100% of the order without further agreement of any of the insurers.

However:

a) in the event that the placement of the order is not completed by the commencement date of the period of insurance then all lines written by that date are signed in full;

b) the signed lines resulting from the application of the above provisions can be varied, before or after the commencement date of the period of insurance, by the documented agreement of the insured and all insurers whose lines are to be varied. The variation to the contracts will take effect only when all such insurers have agreed, with the resulting variation in signed lines commencing from the date set out in that agreement.

Placed With:

100.0000% CERTAIN UNDERWRITERS AT LLOYD'S
(as per schedule)

100.0000% Order Hereon

Schedule of Lloyd's Underwriters
OFFICE ADDRESS: LLOYD'S OF LONDON, ONE LIME STREET, LONDON, EC3M 7HA, UNITED KINGDOM

Share	Pseudonym	Syndicate No
12.5000%	AGM Head Office Address: Ace Underwriting Agencies Ltd, 100, Leadenhall Street, London, EC3A 3BP	2488
20.6250%	SJC	2003
2.5000%	PEM	4000
12.5000%	QBE	1886
9.3750%	DRE	1400
12.5000%	NVA	2007
5.0000%	NVA	2007
12.5000%	AUL	1274
12.5000%	PWH	0382
100.0000% Order Hereon		

Duty to disclose Material Information:

Material Information is information that would influence an insurer in deciding whether a risk is acceptable and, if so, the premium, terms and conditions to be applied. Failure to disclose such information could result in the policy being rendered void so that ***claims would not be paid***.

Policy Number: FD0806461

The duty of disclosure is re-imposed when there are changes or variations in cover and when the policy is renewed or extended. In addition, changes which substantially increase the risk, or relate to compliance with a warranty or condition in the policy must be notified at once.

To ensure that cover is not prejudiced, please refer to Aon if there is any doubt as to what information needs to be disclosed.

This document has been prepared by Aon Ltd in its capacity as the broker who placed this contract. Aon Ltd is not an insurer or reinsurer of this contract.

ICI MUTUAL INSURANCE COMPANY

P.O. Box 730
Burlington, Vermont 05402-0730

INVESTMENT COMPANY BLANKET BOND
(EXCESS)

ICI MUTUAL INSURANCE COMPANY

P.O. Box 730
Burlington, Vermont 05402-0730

DECLARATIONS

Item 1. Name of Insured (the "Insured")
Fidelity Fixed Income and Asset Allocation Funds
(as defined in the Primary Bond)

Bond Number
87153108B

Principal Address: c/o FMR Corporation
82 Devonshire Street, Mailstop V11D
Boston, MA 02109

Item 2. Bond Period: from 12:01 a.m. on August 1, 2008 to 12:01 a.m. on July 1, 2009, or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability--

	LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT[1]
Section III.A--FIDELITY	$15,000,000 (part of $70,000,000)	$150,000,000
Section III.B--ON PREMISES	$15,000,000 (part of $70,000,000)	$150,000,000
Section III.C--INTRANSIT	$15,000,000 (part of $70,000,000)	$150,000,000
Section III.D--FORGERY OR ALTERATION	$15,000,000 (part of $70,000,000)	$150,000,000
Section III.E--SECURITIES	$15,000,000 (part of $70,000,000)	$150,000,000
Section III.F--COUNTERFEIT CURRENCY	$15,000,000 (part of $70,000,000)	$150,000,000
Section III.G--UNCOLLECTIBLE ITEMS OF DEPOSIT	$15,000,000 (part of $70,000,000)	$150,000,000
Section III.H--AUDIT EXPENSE	$15,000,000 (part of $70,000,000)	$150,000,000
Section III.I--COMPUTER SYSTEMS	$15,000,000 (part of $70,000,000)	$150,000,000
Section III.J--CUSTOMER VOICE INITIATED TRANSFERS	$15,000,000 (part of $70,000,000)	$150,000,000

[1] Plus the applicable deductible of the Primary Bond

Item 4. PRIMARY BOND—American International Specialty Lines Insurance Company # 00-641-20-54

Item 5. The liability of ICI Mutual Insurance Company (the "Underwriter") is subject to the terms of the following Rider attached hereto:

Rider: 1

and of all Riders applicable to this Bond issued during the Bond Period.

By: /S/ Catherine Dalton
Authorized Representative

ICI Mutual Insurance Company ("Underwriter"), in consideration of the required premium, and in reliance on the application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations of this bond, agrees to indemnify the Insured for loss, discovered during the Bond Period, which would otherwise have been paid under the **Primary Bond** but for the fact that the loss exceeds the limit of liability of such Primary Bond. Coverage under this bond shall follow the terms and conditions of the **Primary Bond,** except with respect to:

a. Any coverage exceptions specified by riders attached to this bond;

b. The deductible amounts and limits of liability as stated in ITEM 3. of the Declarations and:

c. The General Agreements, Provisions, Conditions and Limitations set forth herein.

GENERAL AGREEMENTS

A. CHANGE OR MODIFICATION OF PRIMARY BOND

If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the Underwriter as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the Underwriter may request. There shall be no coverage under this bond for any loss arising from or in any way related to such change or modification until such time as the Underwriter is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

B. LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured (except that if the Insured includes such other loss in the Insured's proof of loss, the Underwriter shall consider its liability therefor.) As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit or to recover court costs or attorneys' fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, P.O. Box 730, Burlington, Vermont 05402-0730.

PROVISIONS, CONDITIONS AND LIMITATIONS

SECTION 1. DEFINITIONS

a. **Deductible Amount** means the amount stated in ITEM 3. of the Declarations, applicable to each Single Loss. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any **Underlying Bond(s)**, including the insolvency or dissolution of any Insurer providing coverage under any **Underlying Bond(s)**.

b. **Primary Bond** means the bond scheduled in ITEM 5. of the Declarations or any bond that may replace or substitute for such bond.

c. **Single Loss** means:
   (1) all loss resulting from any one actual or attempted theft committed by one person, or
   (2) all loss caused by any one act (other than a theft or a dishonest or fraudulent act) committed by one person, or
   (3) all loss caused by dishonest or fraudulent acts committed by one person, or
   (4) all expenses incurred with respect to any one audit or examination, or
   (5) all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

d. **Underlying Bond** means the **Primary Bond** and all other insurance coverage referred to in ITEM 4. Of the Declarations.

SECTION 2. SINGLE LOSS LIMIT OF LIABILITY

The Underwriter's liability for each **Single Loss** shall not exceed the Limit of Liability as stated in ITEM 3. of the Declarations.

SECTION 3. DISCOVERY

For all purposes under this bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1) becomes aware of facts, or

(2) receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which would cause a reasonable person to assume that loss covered by this bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 4. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this bond may have against another named Insured under this bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this bond shall not bind the Underwriter without the Underwriter's written consent.

SECTION 5. COOPERATION OF INSURED

At the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall:

a. submit to examination by the Underwriter and subscribe to the same under oath, and

b. produce for the Underwriter's examination all pertinent records, and

c. cooperate with the Underwriter in all matters pertaining to the loss.

The Insured shall execute all papers and render assistance to secure for the Underwriter the rights and causes of action provided for under this bond. The Insured shall do nothing after loss to prejudice such rights or causes of action.

SECTION 6. TERMINATION

The Underwriter may terminate this bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this bond is terminated as to any investment company registered under the Investment Company Act of 1940, to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this bond as to any investment company registered under the Investment Company Act of 1940, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides

written notice of the termination to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This bond will terminate as to any Insured entity that is not an investment company registered under the Investment Company Act of 1940 immediately and without notice upon (1) the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter's standard short rate cancellation tables if this bond is terminated by the Insured or pro rata if this bond is terminated by the Underwriter.

Upon the detection by any Insured that an employee (as defined in the **Primary Bond**) has committed any dishonest or fraudulent act(s) or theft, the Insured shall immediately remove such employee from a position that may enable such employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent act(s) or theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected dishonest or fraudulent act(s) or theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such employee, becomes aware that the employee has committed any dishonest or fraudulent act(s) or theft.

This bond shall terminate as to any employee (as defined in the **Primary Bond**) by written notice from the Underwriter to each Insured and, if such employee is an employee of an Insured investment company registered under the Investment Company Act of 1940, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 7. CONFORMITY

If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

SECTION 8. CHANGE OR MODIFICATION

This bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter's authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity (or the equivalent insuring agreement) of the Primary Bond in a manner which adversely affects the rights of an Insured investment company registered under the Investment Company Act of 1940 shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured investment company registered under the Investment Company Act of 1940 affected thereby.

SECTION 9. DEDUCTIBLE AMOUNT; LIMIT OF LIABILITY

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from the **Primary Bond** or from any other bond, suretyship or insurance policy), shall exceed the applicable **Deductible Amount**; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and other agreements, provisions, conditions and limitations of this bond.

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable **Deductible Amount** and the other agreements, provisions, conditions and limitations of this bond.

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

(EXCESS BOND)

RIDER NO. 1

INSURED		BOND NUMBER
Fidelity Fixed Income and Asset Allocation Funds		**87153108B**
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
August 1, 2008	**August 1, 2008 to July 1, 2009**	**/S/ Catherine Dalton**

Most property and casualty insurers, including ICI Mutual Insurance Company ("ICI Mutual"), are subject to the requirements of the Terrorism Risk Insurance Act of 2002 (the "Act"). The Act establishes a Federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future **"insured losses"** resulting from certified **"acts of terrorism."** (Each of these **bolded terms** is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified **"acts of terrorism"** will be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government will reimburse ICI Mutual for 90% of ICI Mutual's **"insured losses"** in excess of a statutorily established deductible until total insured losses of all participating insurers reach $100 billion. If total "insured losses" of all property and casualty insurers reach $100 billion during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this bond may be reduced as a result.

Coverage under this bond remains subject to all applicable terms, conditions and limitations of the bond (including exclusions) that are permissible under the Act. The portion of the premium that is attributable to any coverage potentially available under the bond for **"acts of terrorism"** is one percent (1%).

Policy Number: ELU106279-08
Renewal of Number N/A

☐ **Greenwich Insurance Company**
☒ **XL Specialty Insurance Company**
Members of the XL America Companies

Executive Offices
70 Seaview Avenue
Stamford, CT 06902-6040
Telephone 877-953-2636

EXCESS POLICY DECLARATIONS

THIS IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY ONLY APPLIES TO CLAIMS FIRST MADE DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY THE PAYMENT OF DEFENSE EXPENSES. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY INSURED. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

Item 1. Name and Mailing Address of Insured Entity:

Fidelity Fixed Income and Asset Allocation Funds
82 Devonshire Street
Mail Zone V6D
Boston, MA 02109

Item 2. Policy Period: From: August 01, 2008 **To:** July 01, 2009

At 12:01 A.M. Standard Time at your Mailing Address Shown Above

Item 3. Limit of Liability:

$10,000,000 part of
$70,000,000 Aggregate each **Policy Period** (including Defense **Expenses**)

Item 4. Schedule of Underlying Insurance:

		Insurer	Policy No	Limit of Liability
(a)	Primary Policy	American International Specialty Lines Insurance Company	682-03-33	$15,000,000
(b)	Underlying Excess Policy	ACE American Insurance Company	DOX G23656280 001	$15,000,000
		Lloyd's of London	FD806446	$10,000,000
		Endurance Specialty Insurance Ltd.	P001217006	$15,000,000
		Federal Insurance Company	8210-5061	$10,000,000
		St. Paul Mercury Insurance Company	590CM3424	$15,000,000
		Continental Casualty Company	287273571	$10,000,000
		Axis Insurance Company	MNN 741646/01/2008	$10,000,000
		AIG Excess Liability Insurance International Limited	0996663	$5,500,000 part of $50,000,000
		Catlin Specialty Insurance Company	XSP-92189-0808	$5,000,000 part of $50,000,000
		Houston Casualty Company	24-MG-08-A9261	$7,500,000 part of $50,000,000
		Lloyd's of London	FD0806458	$12,000,000 part of $50,000,000
		National Casualty Company	XMO 0800020	$10,000,000 part of $50,000,000

EXCESS POLICY DECLARATIONS

Twin City Fire Insurance Company	00 DC 0252123 08	$10,000,000 part of $50,000,000

Item 5. Notices required to be given to the Insurer must be addressed to:

Executive Liability Underwriters
One Constitution Plaza, 16th Floor
Hartford, CT 06103
Toll Free Telephone: 877-953-2636

Item 6. Premium:

Taxes, Surcharges or Fees: [illegible]

Total Policy Premium: [illegible]

Item 7. Policy Forms and Endorsements Attached at Issuance:

EX 71 01 09 99 EX 82 01 07 07 XL 80 24 03 03 E[illegible]407 10 03 EX 80 75 09 02

Countersigned: ______________ Date By: ______________ Authorized Representative

THESE **DECLARATIONS** AND THE POLICY, WITH THE ENDORSEMENTS, ATTACHMENTS, AND THE **APPLICATION** SHALL CONSTITUTE THE ENTIRE AGREEMENT BETWEEN THE INSURER AND THE **INSURED** RELATING TO THIS INSURANCE.

In Witness Whereof, the Insurer has caused this Policy to be executed by its authorized officers, but this Policy will not be valid unless countersigned on the Declarations page, if required by law, by a duly authorized representative of the Insurer.

Nicholas M. Brown, Jr. President	Theresa M. Morgan Secretary

Greenwich Insurance Company

Nicholas M. Brown, Jr. President	Theresa M. Morgan Secretary

XL Specialty Insurance Company

EXCESS POLICY DECLARATIONS

POLICYHOLDER DISCLOSURE

NOTICE OF TERRORISM INSURANCE COVERAGE

Coverage for acts of terrorism is already included in your current policy. You are hereby notified that under the Terrorism Risk Insurance Program Reauthorization Extension Act of 2007, the definition of "act of terrorism" has changed. As defined in Section 102(1) of the Act: The term "act of terrorism" means any act that is certified by the Secretary of the Treasury in concurrence with the Secretary of the State, and the Attorney General of the United States—to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion. Under your existing coverage, any losses caused by certified acts of terrorism may be partially reimbursed by the United States under a formula established by federal law. Under this formula, the United States generally reimburses 85% of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage. However, your policy may contain other exclusions that may affect your coverage. The Terrorism Risk Insurance Program Reauthorization Extension Act contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers' liability for losses resulting from certified acts of terrorism when the amount of such losses exceeds $100 billion in any one calendar year. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

The portion of your annual premium that is attributable to coverage for acts of terrorism is: $ waived. Any premium waiver is only valid for the current Policy Period.

I ACKNOWLEDGE THAT I HAVE BEEN NOTIFIED THAT UNDER THE TERRORISM RISK INSURANCE PROGRAM REAUTHORIZATION EXTENSION ACT OF 2007, ANY LOSSES CAUSED BY CERTIFIED ACTS OF TERRORISM UNDER MY POLICY COVERAGE WILL BE PARTIALLY REIMBURSED BY THE UNITED STATES AND I HAVE BEEN NOTIFIED OF THE AMOUNT OF MY PREMIUM ATTRIBUTABLE TO SUCH COVERAGE.

Name of Insurer: **XL Specialty Insurance Company**

Policy Number: **ELU106279-08**

____

Signature of Insured

____

Print Name and Title

____

Date

IN WITNESS ENDORSEMENT

XL SPECIALTY INSURANCE COMPANY

ADMINISTRATIVE OFFICE: SEAVIEW HOUSE
70 SEAVIEW AVENUE
STAMFORD, CT 06902-6040

STATUTORY HOME OFFICE: 1201 NORTH MARKET STREET
SUITE 501
WILMINGTON, DE 19801

It is hereby agreed and understood that the following In Witness Clause supercedes any and all other In Witness clauses in this policy.

All other provisions remain unchanged.

IN WITNESS WHEREOF, the Company has caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Company.

John R. Glancy
President

Kenneth P. Meagher
Secretary

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Policyholder Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Policyholder Notice carefully.**

OFAC administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous

- Foreign agents
- Front organizations
- Terrorists
- Terrorist organizations
- Narcotics traffickers

as "Specially Designated Nationals and Blocked Persons". This list can be found on the United States Treasury's web site - http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance will be immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, neither payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

PRIVACY POLICY

The XL America, Inc. insurance group ("We" or "Our Group"), respects the privacy of all personal information. Thus, the information We collect from our customers, or potential customers, is treated with the highest degree of privacy.

We have developed a Privacy Policy for Our Group that:
1) ensures the security of your information; and
2) complies with state and federal privacy laws.

The term "personal information" includes all information we obtain about a customer and maintain in our files. All persons with access to personal information are required to follow this policy.

Our Privacy Promise

Your privacy rights are important to us. Analysis of your private information allows us to provide to you excellent service and products. Your trust in us depends upon the security and integrity of our records. Thus, We promise to:

1) Follow strict security standards. This will protect any information you share with us, or that we receive about you.
2) Verify and exchange data regarding your credit and financial status only for the purposes of: underwriting; policy administration; or risk management. We will obtain only reputable references and services.
3) Collect and use the least amount of information necessary to:
   a. advise you and deliver excellent service and products; and
   b. conduct our business.
4) Train our employees to securely handle private information. We will only permit authorized employees to have access to such information.
5) Not disclose data about you or your business to any organization outside Our Group or to third party providers unless:
   a. we disclose to you our intent to do so; or
   b. we are required to do so by law,
6) Not disclose medical information unless:
   a. you give us written consent to do so; or
   b. We disclose for any exception provided in the law.
7) Attempt to keep our records complete and exact.
8) Advise you how and where to access your account (unless prohibited by law).
9) Advise you how to correct errors or make changes to your account.
10) Inspect our procedures to ensure your privacy.

Collection and Sources of Information

We collect only the personal information needed to:
1) determine suitability for a product or service;
2) manage the product or service; and
3) advise customers about our products and services.

The information we collect comes from the following sources:
- **Submission** – In the application, you provide: your name; address; phone number; e-mail address; and other types of private information.
- **Quotes** – We collect information to determine:
  1) your eligibility for an insurance product; and
  2) your coverage cost.

The data we collect will vary with the type of insurance you seek.
- **Transactions** – We maintain records of all transactions with Our Group and our third party providers. Our records include:

1) your coverage choices;
2) premiums; billing; and payment records,
3) claims history; and
4) other data related to your account.

- **Claims** – We maintain records on any claims that are made under your policies. The investigation of a claim involves collection of a broad range of information. It also involves many issues, some of which do not directly involve you. We will share with you facts that we collect about your claim; unless prohibited by law. The process of claim investigation also involves advice; opinions; and comments from many people. These may include attorneys and experts. This will help us determine how best to handle your claim. To protect the legal and privileged aspects of opinions and advice, we will not disclose this information to you.
- **Credit and Financial Reports** – We may receive your credit history. This is to support information you provided during the submission and quote processes. This history will help to underwrite your coverage.

Retention and Correction of Personal Information

We retain personal information only as long as required by law; or as required by our business methods. If we become aware that any information may be incorrect, we will make reasonable effort to correct it.

Storage of Personal Information

Safeguards are in place to protect data and paper files containing personal information.

Sharing/Disclosing of Personal Information

We do not share personal information with a third party outside of Our Group for marketing purposes. This is true unless such sharing is permitted by law. Information may be shared with a third party for necessary servicing of the product. It may also be disclosed for other business reasons as permitted by law.

We do not share personal data outside of Our Group for servicing or joint marketing reasons. We will only disclose such data when a contract containing non-disclosure language has been signed by us and the third party.

Unless a consumer consents, we do not disclose "consumer credit report" type information outside of Our Group. "Consumer credit report type information" means such things as: net worth; credit worthiness; hobbies (piloting, boating, etc.); solvency, etc.

We also do not disclose outside of Our Group personal information for use in marketing. We may share information within Our Group regarding our experience and dealings with the customer.

We may disclose private information about a customer as allowed or otherwise required by law. The law allows us to share a customer's financial data within Our Group for marketing purposes. The law does not allow customers to limit or prevent such disclosures.

We may also disclose personal information about you or your business to:

- your independent agent or broker;
- an independent claim adjuster; investigator; attorney; or expert;
- persons or groups that conduct scientific studies. This includes actuaries and accountants;
- a medical care facility or professional to verify coverage for a covered person;
- an insurance support group;
- another insurer if to prevent fraud;
- another insurer to properly underwrite a risk;
- insurance regulators;
- governmental authorities pursuant to law;
- an authority in response to a valid administrative or judicial order. This includes a warrant or subpoena;
- a party for the following purposes regarding a book of business: sale; transfer; merger; or consolidation. This applies whether the transaction is proposed or complete;

- a professional peer review group. This includes reviewing the service or conduct of medical care facilities or personnel;
- a covered person for providing the status of a transaction; or
- any of the following: a lienholder; mortgagee; assignee; lessor; or other person of record having a legal interest in the policy.

<u>Policy for Personal Information Relating to Nonpublic Personal Health Information</u>

We do not disclose nonpublic personal health information about a customer, unless consent is obtained from that customer. However, such consent shall not be prohibited, limited or sought for certain insurance functions. This includes, but is not limited to:

a. claims administration;
b. fraud prevention;
c. underwriting; policy placement or issuance; loss control or auditing.

<u>Access to Your Information</u>

The following persons will have access to personal information we collect:
employees of Our Group and third party service providers. Information will only be collected as is needed in transactions with you.

<u>Violation of the Privacy Policy</u>

Any person violating this Policy will be subject to discipline. This may include termination.

For questions regarding this privacy statement, please contact your broker.

NOTICE TO POLICYHOLDERS

IMPORTANT INFORMATION

(Massachusetts)

In the event of a complaint, please contact us at:

XL Professional
100 Constitution Plaza, 17th Floor
Hartford CT 06103
Phone: 860-246-1863
FAX 860-246-1899

If you have been unable to contact or obtain satisfaction from the Insurer, you may contact the Massachusetts Division of Insurance to obtain information or make a complaint at:

Commonwealth of Massachusetts
Division of Insurance
One South Station, 5th Floor
Boston, MA 02110-2208

Endorsement No.: 1
Named Insured: Fidelity Fixed Income and Asset Allocation Funds
Policy No.: ELU106279-08

Effective: August 01, 2008
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

CHANGE OF INSURER ADDRESS AND PREAMBLE ENDORSEMENT

(1) The Declarations of the Policy are amended as follows:

Notices required to be given to the Insurer must be addressed to:

Notice to Claim Dept:
XL Professional
One Hundred Constitution Plaza, 18th Floor
Hartford, CT 06103
Attn: Claim Dept.

All other Notices:
XL Professional
One Hundred Constitution Plaza, 17th Floor
Hartford, CT 06103
Attn: Underwriting

All references in the policy to other addresses for Notice to the Insurer shall be deemed amended.

(2) The preamble to this Policy is amended to read in its entirety as follows:

In consideration of the payment of the premium, and in reliance on all statements made and information furnished to the Insurer identified in the Declarations (hereinafter the Insurer) and to the issuer(s) of the Underlying Insurance, and subject to all of the terms, conditions and endorsements of this Policy, the Insurer and the Insured Entity, on its own behalf and on behalf of all persons and entity(s) entitled to coverage hereunder, agree as follows:

All other terms, conditions and limitations of this Policy shall remain unchanged.

XL 80 24 03 03

Endorsement No.: 2
Named Insured: Fidelity Fixed Income and Asset Allocation Funds
Policy No.: ELU106279-08

Effective: August 01, 2008
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

TERRORISM PREMIUM ENDORSEMENT

Please note: The portion of your annual premium set forth in Item 6 of the Declarations that is attributable to coverage for acts of terrorism is: $ waived.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 3
Named Insured: Fidelity Fixed Income and Asset Allocation Funds
Policy No.: ELU106279-08

Effective: August 01, 2008
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

EXCESS TERRORISM ENDORSEMENT

In consideration of the premium charged, it is understood and agreed that any endorsement of the Underlying Insurance which specifically precludes coverage for an "insured loss" resulting from an "act of terrorism" (as such terms are defined in the Terrorism Risk Insurance Act of 2002) which would otherwise be provided coverage under the Underlying Insurance shall be inapplicable to this Policy (any such endorsement, a "Terrorism Endorsement"). Subject to all other terms, conditions and limitations of the Policy and the Underlying Insurance, other than the Terrorism Endorsement, coverage for acts of terrorism is included in this Policy. In any event, coverage hereunder will attach only after all of the Underlying Insurance has been exhausted by the actual payment of loss by the applicable insurers thereunder, regardless of whether any such Terrorism Endorsement is included in any Underlying Insurance. The Insurer will not be liable under this Policy to any earlier degree than the Insurer would have had this Endorsement not been a part of this Policy.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 4
Named Insured: Fidelity Fixed Income and Asset Allocation Funds
Policy No.: ELU106279-08

Effective: August 01, 2008
12:01 A.M. Standard Time

Insurer: XL Specialty Insurance Company

EXCESS ENDORSEMENT

In consideration of the premium charged:

(1) It is understood and agreed that the Limit of Liability for this Policy as set forth in Item 3 of the Declarations is the maximum amount payable, including Defense Expenses, by the Insurer under this Policy. Any provision of the Underlying Insurance indicating any ability or right to any reinstatement of such policy's limit of liability shall be inapplicable to this Policy, including any provision indicating a reinstatement of such policy's limit of liability during any extended discovery or reporting period. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

(2) It is understood and agreed that the Insurer is under no obligation to renew this Policy upon its expiration. Any provision of the Underlying Insurance indicating any automatic renewal of this Policy shall be inapplicable to this Policy. The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

All other terms, conditions and limitations of this Policy shall remain unchanged.

EXCESS POLICY COVERAGE FORM

THIS IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY ONLY APPLIES TO CLAIMS FIRST MADE DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY THE PAYMENT OF DEFENSE EXPENSES. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY INSURED. PLEASE READ AND REVIEW THE POLICY CAREFULLY.

In consideration of the payment of the premium, and in reliance on all statements made and information furnished to Executive Liability Underwriters, the Underwriting Manager for the Insurer identified in the Declarations (hereinafter the Insurer) and to the issuer(s) of the Underlying Insurance, and subject to all of the terms, conditions and endorsements of this Policy, the Insurer and the Insured Entity, on its own behalf and on behalf of all persons and entity(s) entitled to coverage hereunder, agree as follows:

I. INSURING AGREEMENT

The Insurer will provide the **Insured** with insurance coverage for claims first made against the **Insured** during the **Policy Period** excess of the **Underlying Insurance** stated in ITEM 4 of the Declarations. Coverage hereunder will apply in conformance with the terms, conditions, endorsements and warranties of the **Primary Policy** together with the terms, conditions, endorsements and warranties of any other **Underlying Insurance**. The coverage hereunder will attach only after all of the **Underlying Insurance** has been exhausted by the actual payment of loss by the applicable insurers thereunder and in no event will the coverage under this Policy be broader than the coverage under any **Underlying Insurance**.

II. DEFINITIONS

(A) "**Insured**" means, either in the singular or plural, those persons or organizations designated as insureds in the **Underlying Insurance**.

(B) "**Policy Period**" means the period designated in ITEM 2 of the Declarations, or to any earlier cancellation date.

(C) "**Primary Policy**" means the policy designated in ITEM 4 (A) of the Declarations.

(D) "**Underlying Insurance**" means all policy(s) designated in ITEM 4 of the Declarations.

III. DEPLETION OF UNDERLYING LIMITS OF LIABILITY

(A) This Policy, subject to the terms, conditions, limitations and endorsements of this Policy and the **Underlying Insurance**, will continue to apply to loss as excess insurance remaining under such **Underlying Insurance**, in the event of the reduction or exhaustion of the limits of liability of the **Underlying Insurance** solely as the result of the actual payment of loss by the applicable insurer thereunder.

(B) This Policy, subject to the terms, conditions, limitations and endorsements of this Policy and the **Underlying Insurance**, will continue for subsequent claims or loss as primary insurance in the event of the exhaustion of all of the limits of liability of such **Underlying Insurance** solely as the result of the actual payment of loss by the applicable insurer thereunder.

(C) Any risk of uncollectibility with respect to the **Underlying Insurance** will be expressly retained by the **Insured** and will not be assumed by the **Insurer**.

This Policy, subject to all its terms, conditions and endorsements, will not drop down for any reason including, but not limited to uncollectibility (in whole or in part) whether because of financial impairment or insolvency of the **Underlying Insurance** or for any other reason except for the actual payment of loss by the applicable Insurer thereunder.

IV. MAINTENANCE OF UNDERLYING INSURANCE

(A) The limit(s) of liability of the **Underlying Insurance** designated in ITEM 4 of the Declarations shall be maintained during the Policy Period in full effect except for any reduction or exhaustion of the aggregate limits of liability available under the **Underlying Insurance** solely by reason of actual payment of loss thereunder. Failure to comply with the foregoing will not invalidate this Policy but the Insurer will not be liable to a greater extent than if this condition had been complied with. If for any reason the **Underlying Insurance** is not maintained, then the **Insured** will be deemed to be self-insured for that amount of the limit(s) of liability of such **Underlying Insurance**.

(B) In the event of a change of any kind to any **Underlying Insurance** by endorsement, rewrite or otherwise, the coverage under this Policy will become subject to such change only if and to the extent that the Insurer consents to such change by written endorsement to this Policy.

(C) The Insurer will not be liable under this Policy earlier or to any greater extent than it would have been as a result of the actual or alleged failure by the **Insureds** to give notice or to exercise any extensions under any **Underlying Insurance**, or misrepresentation or breach of warranty with respect to any **Underlying Insurance**.

V. CLAIM PARTICIPATION

The Insurer may, at its sole discretion, elect to participate in the investigation, settlement and/or defense of any claim against the **Insured** even if the **Underlying Insurance** has not been exhausted and the **Insured** will provide such information and cooperation as is reasonably requested.

VI. LIMIT OF LIABILITY

The amount stated in ITEM 3 of the Declarations is the limit of liability of the Insurer and shall be the maximum amount payable, including Defense Expenses, by the Insurer under this Policy. Defense Expenses are part of and not in addition to the limit of liability and the payment of such will reduce the limit of liability.

VII. NOTICE

The **Insured** will, as a condition precedent to the coverage available under this Policy, give written notice as soon as practicable to the Insurer of:

(A) any claim under any **Underlying Insurance**, or any situation that is required to be reported under any **Underlying Insurance** that could give rise to a claim under any **Underlying Insurance**;

(B) the cancellation of any **Underlying Insurance**;

(C) any change to the **Underlying Insurance** by rewrite, endorsement or otherwise; or

(D) any additional or return premiums charged or allowed in connection with any **Underlying Insurance**.

The Insured Entity will be the sole agent for and will act on behalf, of the **Insured** with respect to all matters under this Policy, including but not limited to giving and receiving notices and other communications, effecting or accepting any endorsements to or notice of cancellation of this Policy, paying premium and receipt of any return premiums.

Notice given to any underlying insurer of any claim or any situation that could give rise to a claim under any **Underlying Insurance** scheduled in ITEM 4 of the Declarations will not be deemed notice to the Insurer. Notice of any claim or situation that could give rise to a claim must be sent by certified mail or the equivalent to the address set forth in ITEM 5 of the Declarations; Attention: Claim Department.

VIII. POLICY TERMINATION

(A) The **Insured Entity** may cancel this Policy by mailing to the Insurer written notice when such cancellation shall be effective, provided the date of cancellation is not later than the Expiration Date set forth in ITEM 2 of the Declarations.

(B) The Insurer will refund the unearned premium computed at the customary short rate if the Policy is canceled by the **Insured Entity**. Under all other circumstances, any unearned premium will be computed pro rata.

(C) This Policy will terminate immediately upon the termination of any of the policies scheduled in ITEM 4 of the Declarations, whether canceled by the **Insured Entity** or the applicable insurer. Notice of cancellation or non-renewal of any such policies duly given by any of the applicable insurers shall serve as notice of the cancellation or non-renewal of this Policy by the Insurer.

IX. ALTERATION

No change in or modification of this Policy shall be effective unless made by endorsement signed by an authorized employee of the Insurer.

Chubb Group of Insurance Companies

15 Mountain View Road, Warren, New Jersey 07059

DECLARATIONS
FINANCIAL INSTITUTION
EXCESS BOND FORM E

NAME OF ASSURED:

FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

C/O FMR LLC, 82 Devonshire St., Mailzone V6D
Boston, MA 02109

Bond Number: 82179281

FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana,
a stock insurance company, herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on August 1, 2008
to 12:01 a.m. on July 1, 2009

ITEM 2. AGGREGATE LIMIT OF LIABILITY: $5,000,000 part of $70,000,000

ITEM 3. SINGLE LOSS LIMIT OF LIABILITY: $5,000,000 part of $70,000,000

ITEM 4. DEDUCTIBLE AMOUNT: $ As per Primary Carrier

ITEM 5. PRIMARY BOND:

Insurer:	American International Specialty Lines Insurance Company
Form and Bond No.:	00-641-20-54
Limit:	$15,000,000 Single Loss / $15,000,000 Aggregate
Deductible:	$400,000 Single Loss/ $400,000 Aggregate
Bond Period:	July 1, 2008 to July 1, 2009

ITEM 6. COVERAGE EXCEPTIONS TO PRIMARY BOND:

NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER: N/A

ITEM 7. TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND: $135,000,000

ITEM 8. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
1 – 2

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

W. Andrew Macan
Secretary

Thomas F. Motamed
President

November 24, 2008
Date

Robert Hamburger
Authorized Representative

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause

Loss which would have been paid under the **Primary Bond** but for the fact the loss exceeds the **Deductible Amount**.

Coverage under this bond shall follow the terms and conditions of the **Primary Bond**, except with respect to:

a. The coverage exceptions in ITEM 6. of the DECLARATIONS; and

b. The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification Of Primary Bond

A. If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations Made By Assured

B. The ASSURED represents that all information it has furnished to the COMPANY for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.

Notice To Company Of Legal Proceedings Against Assured - Election To Defend

C. The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed thirty (30) days after the ASSURED receives notice, of any legal proceeding brought to determine the ASSURED'S liability for any loss, claim or damage which, if established, would constitute a collectible loss under this bond or any of the **Underlying Bonds**. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

General Agreements

Notice To Company Of Legal Proceedings Against Assured - Election To Defend (continued)

If the COMPANY elects to defend all or part of any legal proceeding, the court costs and attorneys' fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under this bond. The COMPANY'S liability for court costs and attorneys' fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this bond, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Conditions And Limitations

Definitions

1. As used in this bond:

   a. **Deductible Amount** means the amount stated in ITEM 4. of the DECLARATIONS. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the **Underlying Bonds**, including the insolvency or dissolution of any Insurer providing coverage under any of the **Underlying Bonds**.

   b. **Primary Bond** means the bond scheduled in ITEM 5. of the DECLARATIONS or any bond that may replace or substitute for such bond.

   c. **Single Loss** means all covered loss, including court costs and attorneys' fees incurred by the COMPANY under General Agreement C., resulting from:

      (1) any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or

      (2) any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or

      (3) all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or

      (4) any one event not specified above, in c.(1), c.(2) or c.(3).

   d. **Underlying Bonds** means the **Primary Bond** and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

Conditions And Limitations
(continued)

Limit Of Liability

Aggregate Limit Of Liability

2. The COMPANY'S total cumulative liability for all **Single Losses** of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made under the terms of this bond shall reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

   On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

   a. the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

   b. the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of Liability

The COMPANY'S liability for each **Single Loss** shall not exceed the SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery

3. This bond applies only to loss first discovered by the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

   a. facts which may subsequently result in a loss of a type covered by this bond, or

   b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

   regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable **Deductible Amount**, or the exact amount or details of loss may not then be known.

Subrogation-Assignment-Recovery

4. In the event of a payment under this bond, the COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Conditions And Limitations

Subrogation-Assignment-Recovery (continued)

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured

5. At the COMPANY'S request and at reasonable times and places designated by the COMPANY the ASSURED shall:

   a. submit to examination by the COMPANY and subscribe to the same under oath, and

   b. produce for the COMPANY'S examination all pertinent records, and

   c. cooperate with the COMPANY in all matters pertaining to the loss.

   The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination

6. This bond terminates as an entirety on the earliest occurrence of any of the following:

   a. sixty (60) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this bond, or

   b. immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this bond, or

   c. immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or

   d. immediately on the dissolution of the ASSURED, or

   e. immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

   f. immediately on expiration of the BOND PERIOD, or

   g. immediately on cancellation, termination or recision of the **Primary Bond**.

Conformity

7. If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Conditions And Limitations
(continued)

Change Or Modification Of This Bond

8. This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an Authorized Representative of the COMPANY.

POLICYHOLDER DISCLOSURE NOTICE OF TERRORISM INSURANCE COVERAGE

(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act"), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (Ed. 1/2003)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: $ **-0-**.

If you have any questions about this notice, please contact your agent or broker.

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents ("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

Effective date of
this endorsement: August 1, 2008

FEDERAL INSURANCE COMPANY

Endorsement No.: 1

To be attached to and form a part of
Number: 82179281

Issued to: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 24, 2008

By Robert Hamburger
Authorized Representative

Form 14-02-9228 (Ed. 4/2004)

FEDERAL INSURANCE COMPANY

Endorsement No. 2

Bond Number 82179281

NAME OF ASSURED: FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

AMENDED DEDUCTIBLE/DROP DOWN DOUBLE AGGREGATE PRIMARY ENDORSEMENT

It is agreed that this bond is amended by deleting ITEM 4., DEDUCTIBLE AMOUNT of the DECLARATIONS, in its entirety and substituting the following:

"**ITEM 4.** DEDUCTIBLE AMOUNT

a. $400,000, plus any unpaid portion of AGGREGATE LIMIT OF LIABILITY or the SINGLE LOSS LIMIT OF LIABILITY, whichever is less, of the **Underlying Bonds** on the date of payment of any **Single Loss** under this bond.

b. The ASSURED shall notify the COMPANY immediately of any payment made or intended to be made under any of the **Underlying Bonds**.

c. This bond shall drop down but only by the amount paid under the **Underlying Bonds**."

This Endorsement applies to loss discovered after 12:01 a.m. on August 1, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 24, 2008

By Robert Hamburger
Authorized Representative

Excess Bond
Form 17-02-1256 (Ed. 4-95)